Exhibit 99.1
TOWER SEMICONDUCTOR LTD.
AND SUBSIDIARIES
CONSOLIDATED FINANCIAL STATEMENTS
AS OF DECEMBER 31, 2010

TOWER SEMICONDUCTOR LTD. AND SUBSIDIARIES

Brightman Almagor Zohar 1 Azrieli Center Tel Aviv 67021 P.O.B. 16593, Tel Aviv 61164 Israel Tel: +972 (3) 608 5555 Fax: +972 (3) 609 4022 info@deloitte.co.il www.deloitte.com

         REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Stockholders of
Tower Semiconductor Ltd.

We have audited the accompanying consolidated balance sheets of Tower Semiconductors Ltd. and subsidiaries (the "Company") as of December 31, 2010 and 2009, and the related consolidated statements of operations, stockholders' equity, and cash flows for each of the three years in the period ended December 31, 2010. These financial statements are the responsibility of the Company's Board of Directors and management.  Our responsibility is to express an opinion on the financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States).  Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement.  An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements.  An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.  We believe that our audits provide a reasonable basis for our opinion.

In our opinion, such consolidated financial statements present fairly, in all material respects, the financial position of Tower Semiconductors Ltd. and subsidiaries as of December 31, 2010 and 2009, and the results of their operations and their cash flows for each of the three years in the period ended December 31, 2010, in conformity with accounting principles generally accepted in the United States of America.

Brightman Almagor Zohar & Co.
Certified Public Accountants
A Member Firm of Deloitte Touche Tohmatsu

Tel Aviv, Israel
February 13, 2011

TOWER SEMICONDUCTOR LTD. AND SUBSIDIARIES
 CONSOLIDATED BALANCE SHEETS
(dollars in thousands)

	As of	As of
	December 31,	December 31,
	2010	2009

A S S E T S

CURRENT ASSETS
Cash and cash equivalents	$100,375	$81,795
Interest bearing deposits, including designated deposits	98,007	--
Trade accounts receivable	67,415	40,604
Other receivables	5,344	2,520
Inventories	42,512	32,250
Other current assets	8,422	10,304
Total current assets	322,075	167,473

LONG-TERM INVESTMENTS	31,051	29,361

PROPERTY AND EQUIPMENT, NET	375,325	371,400

INTANGIBLE ASSETS, NET	54,247	67,601

GOODWILL	7,000	7,000

OTHER ASSETS , NET	12,030	8,002

TOTAL ASSETS	$801,728	$650,837

LIABILITIES AND SHAREHOLDERS' EQUITY

CURRENT LIABILITIES
Short-term bank debt and current maturities of debentures	$122,179	$7,000
Trade accounts payable	48,656	42,012
Deferred revenue and short-term customers' advances	40,273	24,696
Other current liabilities	38,914	23,652
Total current liabilities	250,022	97,360

LONG-TERM LOANS FROM BANKS	111,882	187,606

DEBENTURES	247,598	241,207

LONG-TERM CUSTOMERS' ADVANCES	9,257	8,262

OTHER LONG-TERM LIABILITIES	65,187	60,388
Total liabilities	683,946	594,823

SHAREHOLDERS' EQUITY	117,782	56,014

TOTAL LIABILITIES AND SHAREHOLDERS' EQUITY	$801,728	$650,837

See notes to consolidated financial statements.

TOWER SEMICONDUCTOR LTD. AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF OPERATIONS
(dollars in thousands, except per share data)

	Year ended
	December 31,
	2010	2009	2008

REVENUES	$509,262	$298,812	$251,659

COST OF REVENUES	402,077	325,310	296,513

GROSS PROFIT (LOSS)	107,185	(26,498)	(44,854)

OPERATING COSTS AND EXPENSES

Research and development	23,876	23,375	14,969
Marketing, general and administrative	39,986	31,943	33,223
Write-off of in-process research and development	--	--	1,800
Merger related costs	--	--	520
Fixed assets impairment	--	--	120,538

	63,862	55,318	171,050

OPERATING PROFIT (LOSS)	43,323	(81,816)	(215,904)

FINANCING EXPENSE, NET	(72,925)	(45,710)	(17,566)

GAIN ON DEBT RESTRUCTURING	--	--	130,698

OTHER INCOME (EXPENSE), NET	65	2,045	(918)

LOSS BEFORE INCOME TAX	(29,537)	(125,481)	(103,690)

INCOME TAX BENEFIT (EXPENSE)	(12,830)	5,022	(1,455)

LOSS FOR THE PERIOD	$(42,367)	$(120,459)	$(105,145)

BASIC LOSS PER ORDINARY SHARE

Loss per share	$(0.18)	$(0.71)	$(0.78)

Weighted average number of ordinary shares outstanding - in thousands	235,320	170,460	134,749

See notes to consolidated financial statements.

TOWER SEMICONDUCTOR LTD.
 STATEMENTS OF CHANGES IN SHAREHOLDERS' EQUITY
(dollars in thousands)

							Accumulated
	Ordinary shares		Additional		Cumulative		Other
	Shares-		paid-in	Capital	stock based	Treasury	comprehensive	Accumulated	Comprehensive
	in thousands	Amount	capital	notes	compensation	stock	gain (loss)	deficit	income (loss)	Total
BALANCE - JANUARY 1, 2008	125,526	$29,771	$631,018	$176,401	$13,601	$(9,072)	$(370)	$(796,640)		$44,709

Issuance of shares and warrants	34,257	9,699	37,045							46,744
Conversion of convertible debentures to shares	1,543	459	1,692							2,151
Employee stock-based compensation					6,127					6,127
Reclassification of bifurcated conversion
option to shareholders' equity			3,907							3,907
Capital notes				115,071						115,071
Other comprehensive loss							(1,997)		(1,997)	(1,997)
Loss for the year								(105,145)	(105,145)	(105,145)
Comprehensive loss									(107,142)

BALANCE - DECEMBER 31, 2008	161,326	$39,929	$673,662	$291,472	$19,728	$(9,072)	$(2,367)	$(901,785)		$111,567

Issuance of shares and warrants	36,114	9,572	24,534							34,106
Conversion of convertible debentures to shares	2,796	744	3,357							4,101
Employee stock-based compensation					2,841					2,841
Exercise of options	25	6	15							21
Stock-based compensation, Note 16B(5)			3,829							3,829
Reclassification of options and warrants			(13,661)					12,800		(861)
Capital notes				20,000						20,000
Other comprehensive loss							869		869	869
Loss for the year								(120,459)	(120,459)	(120,459)
Comprehensive loss									(119,590)

BALANCE - DECEMBER 31, 2009	200,261	$50,251	$691,736	$311,472	$22,569	$(9,072)	$(1,498)	$(1,009,444)		$56,014

Issuance of shares and warrants	42,573	11,336	47,454							58,790
Conversion of convertible debentures to shares	21,042	5,661	28,783							34,444
Tax benefit relating to stock based compensation			212							212
Employee stock-based compensation					6,413					6,413
Exercise of options	2,960	805	324							1,129
Stock-based compensation, Note 16B(5)			2,478							2,478
Other comprehensive loss							669		669	669
Loss for the year								(42,367)	(42,367)	(42,367)
Comprehensive loss									(41,698)

BALANCE - DECEMBER 31, 2010	266,836	$68,053	$770,987	$311,472	$28,982	$(9,072)	$(829)	$(1,051,811)		$117,782

BALANCE, NET OF TREASURY STOCK - AS OF DECEMBER 31, 2010, NOTE 16D	265,536

See notes to consolidated financial statements.

TOWER SEMICONDUCTOR LTD. AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF CASH FLOWS
(dollars in thousands)

	Year ended
	December 31,
	2010	2009	2008

CASH FLOWS - OPERATING ACTIVITIES

Loss for the period	$(42,367)	$(120,459)	$(105,145)
Adjustments to reconcile loss for the period
to net cash provided by operating activities:
Income and expense items not involving cash flows:
Gain on debt restructuring	--	--	(130,698)
Loss from notes exchange, net	2,350	--	--
Depreciation and amortization	143,023	143,404	138,808
Effect of indexation, translation and fair value measurement on debt	26,208	3,131	(6,937)
Fixed assets impairment	--	--	120,538
Other expense (income), net	(65)	(2,045)	918
Write-off of in-process research and development	--	--	1,800
Changes in assets and liabilities:
Trade accounts receivable	(28,061)	5,256	15,666
Other receivables and other current assets	133	234	6,407
Inventories	(10,262)	8,649	(6,178)
Trade accounts payable	(2,834)	(6,185)	(5,119)
Deferred revenue and customers' advances	16,572	15,435	(13,522)
Other current liabilities	13,445	(5,595)	(7,224)
Other long-term liabilities	3,303	(4,576)	3,247
Net cash provided by operating activities	121,445	37,249	12,561

CASH FLOWS - INVESTING ACTIVITIES

Investments in property and equipment	(105,189)	(28,066)	(87,224)
Proceeds related to sale and disposal of property and equipment	600	--	--
Acquisition of subsidiary consolidated for the first time (a)	--	--	2,616
Investments in other assets, intangible assets and others	(1,521)	(1,472)	(1,004)
Interest bearing deposits, including designated deposits	(98,007)	--	--
Net cash used in investing activities	(204,117)	(29,538)	(85,612)

CASH FLOWS - FINANCING ACTIVITIES

Proceeds from long-term loans	--	--	52,000
Proceeds on account of shareholders' equity	158,825	52,922	21,440
Debts repayment	(57,599)	(13,670)	(10,179)
Net cash provided by financing activities	101,226	39,252	63,261

Effect of foreign exchange rate change	26	(73)	159

INCREASE (DECREASE) IN CASH AND CASH EQUIVALENTS	18,580	46,890	(9,631)
CASH AND CASH EQUIVALENTS - BEGINNING OF PERIOD	81,795	34,905	44,536

CASH AND CASH EQUIVALENTS - END OF PERIOD	$100,375	$81,795	$34,905

TOWER SEMICONDUCTOR LTD. AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF CASH FLOWS
(dollars in thousands)

	Year ended
	December 31,
	2010	2009	2008
NON-CASH ACTIVITIES

Investments in property and equipment	$7,896	$5,703	$11,667
Conversion of long term debt and convertible debentures to capital notes	$--	$--	$95,071
Conversion of convertible debentures to share capital and exercise of warrant	37,567	$4,101	$2,151
Reclassification of warrant to shareholders' equity	$--	$404	$3,907
Stock based compensation to the Banks	$2,478	$3,829	$--
Issuance of shares and warrants relating the merger with Jazz	$--	$--	$46,744

SUPPLEMENTAL DISCLOSURE OF CASH FLOW INFORMATION

Cash paid during the period for interest	$21,641	$25,717	$18,520
Cash paid during the period for income taxes	$3,757	$2,010	$7

(a) ACQUISITION OF SUBSIDIARY CONSOLIDATED FOR THE FIRST TIME:

Assets and liabilities of the subsidiary as of September 19, 2008:

Working capital (excluding cash and cash equivalents)			$(1,086)
Fixed assets			95,244
Long-term investments			17,100
Intangible assets			59,500
Other assets			66
Convertible debenture			(108,600)
Long-term liabilities			(22,640)
Goodwill			7,000
			46,584
Less :
Issuance of share capital and warrants			46,744
Accrued merger related costs			2,456
			49,200
			$2,616

See notes to consolidated financial statements.

TOWER SEMICONDUCTOR LTD. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(dollars in thousands, except share data and per share data)

NOTE 1          -     DESCRIPTION OF BUSINESS AND GENERAL

The consolidated financial statements of Tower Semiconductor Ltd. (“Tower”) include the financial statements of Tower and its wholly-owned subsidiaries, Tower Semiconductor USA, providing sales support services in the United States and Jazz Technologies (“Jazz”), the parent company of its wholly-owned subsidiary, Jazz Semiconductor, Inc., an independent semiconductor foundry focused on specialty process technologies for the manufacture of analog intensive mixed-signal semiconductor devices. Jazz Technologies and its wholly-owned subsidiaries are collectively referred to herein as “Jazz”. Tower and its wholly-owned subsidiaries are referred to as the “Company”. References to the “Company” for dates prior to the merger of Tower and Jazz on September 19, 2008 (the “Jazz Merger”), shall exclude Jazz.

The Company is a pure-play independent specialty wafer foundry manufacturing integrated circuits with geometries ranging from 1.0 to 0.13-micron. The Company provides industry leading design enablement tools to allow complex designs to be achieved quickly and more accurately and offers a broad range of customizable process technologies including SiGe, BiCMOS, Mixed-Signal, RFCMOS, CMOS Image Sensor, Power Management (BCD), and Non-Volatile Memory (NVM) as well as MEMS capabilities. To provide world-class customer service, the Company maintains two manufacturing facilities in Israel and one in the U.S. with additional manufacturing capacity available in China.

Tower’s ordinary shares are traded on the NASDAQ Global Market and on the Tel-Aviv Stock Exchange.

During the past seven quarters, the Company experienced  business, financial and economic improvement, as reflected by the improvement in the Company’s revenue, gross profit, operating profit, net profit/ loss and cash flow from operating activities as compared to the period prior to mid 2009 which was negatively affected by the global economic downturn that commenced in 2008. However, market analysts are currently cautious in regards to the global economic conditions forecasted for 2011 and beyond, and there can be no assurance that the improvement in the Company’s business and financial position will continue and there is no assurance that another downturn in the semiconductor industry and/or in the global economy will not occur. The effects of another downturn in the semiconductor industry and/or in the global economy, may include global decreased demand, downward price pressure, excess inventory and unutilized capacity worldwide, which may negatively impact consumer and customer demand for the Company’s products and the end products of the Company’s customers, as well as our commercial relationships with our customers, suppliers, and creditors, including our lenders. Another downturn in the semiconductor industry and/or in the global economy may adversely affect the Company’s plans to continue its capacity growth and to explore expansion opportunities, and the Company’s future financial results and position, including its ability to fulfill its debt obligations and other liabilities, comprised mainly of banks’ loans and debentures.

TOWER SEMICONDUCTOR LTD. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(dollars in thousands, except share data and per share data)

NOTE 1           -     DESCRIPTION OF BUSINESS AND GENERAL (cont.)

The Company continues to work in various ways to fund its growth plans in order to continue its capacity growth and to explore expansion opportunities and fulfill its debt obligations and other liabilities, including, among others, debt restructuring and/or refinancing, exploring fund raising opportunities, sale of assets, liquidation of Jazz’s holdings in HHNEC, intellectual property licensing, possible sale and lease-back of real estate assets, improving operational efficiencies and sales and the receipt of all or part of pending grants from the Israeli Investment Center. In June 2010, Jazz entered into an agreement with Wells Fargo to extend $45,000 of revolving credit lines to September 2014, and in July 2010 Jazz entered into an agreement to exchange approximately $80,000 of convertible bonds originally due 2011 for newly issued non-convertible notes due June 2015. Further, during 2010, Tower signed and closed definitive agreements with the Israeli Banks to re-schedule its loans and raised approximately $100,000 through the issuance of long-term convertible debentures repayable in two equal installments on December 2015 and December 2016, see details in Notes 6C, 11B, 12, 16F, 16I-L.

NOTE 2          -     SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

The Company’s consolidated financial statements are presented in accordance with U.S. generally accepted accounting principles (“US GAAP”).

A.	Use of Estimates in Preparation of Financial Statements

The preparation of financial statements in conformity with generally accepted accounting principles requires the Company to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities as of the date of the financial statements, and the reported amounts of revenues and expenses during the reporting periods. Actual results could differ from those estimates.

B.	Principles of Consolidation

The Company’s consolidated financial statements include the financial statements of Tower and its wholly-owned subsidiaries, which include its sales support subsidiary in the United States and Jazz. The Company’s consolidated financial statements include the results of Jazz from September 19, 2008. The Company’s consolidated financial statements are presented after elimination of inter-company transactions and balances.

C.	Cash and Cash - Equivalents

Cash and cash equivalents consist of banks deposits and short-term investments (primarily time deposits and certificates of deposit) with original maturities of three months or less.

D.	Allowance for Doubtful Accounts

The allowance for doubtful accounts is computed mainly on the specific identification basis for accounts whose collectability, in the Company’s estimation, is uncertain.

TOWER SEMICONDUCTOR LTD. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(dollars in thousands, except share data and per share data)

NOTE 2          -     SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (cont.)

E.	Inventories

Inventories are stated at the lower of cost or market. Cost is determined for raw materials and supplies mainly on the basis of the weighted moving average cost per unit. Cost is determined for work in process and finished goods on the basis of actual production costs.

F.	Property and Equipment

(1)
Property and equipment are presented at cost, including financing expenses and other capitalizable costs. Capitalizable costs include only incremental direct costs that are identifiable with, and related to, the property and equipment and are incurred prior to its initial operation. Identifiable incremental direct costs include costs associated with the funding, acquiring, constructing, establishing and installing property and equipment (whether performed internally or by others), and costs directly related to pre-production test runs of property and equipment that are necessary to get it ready for its intended use. Those costs include payroll and payroll-related costs of employees who devote time and are dedicated to the acquiring, constructing, establishing and installing of property and equipment. Allocation, when appropriate, of capitalizable incremental direct costs is based on the Company’s estimates and methodologies including time sheet inputs. Maintenance and repairs are charged to expense as incurred.

Cost is presented net of investment grants received, and less accumulated depreciation and amortization.

Depreciation is calculated based on the straight-line method over the estimated economic lives commonly used in the industry of the assets or terms of the related leases, as follows:

Buildings and building improvements (including facility infrastructure).	10-25 years
Machinery and equipment, software and hardware.	3-7 years

(2)	Impairment examinations and recognition are performed and determined based on the accounting policy outlined in R below.

TOWER SEMICONDUCTOR LTD. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(dollars in thousands, except share data and per share data)

NOTE 2          -     SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (cont.)

G.	Intangible Assets

Technology

The cost of Fab 2 technologies includes the technology process cost and incremental direct costs associated with implementing the technologies until the technologies are ready for their intended use. The costs in relation to Fab 2 technologies are amortized over the expected estimated economic life of the technologies commonly used in the industry. Amortization phases commence on the dates on which each of the Fab2 manufacturing lines is ready for its intended use. Fab 2 technologies are presented net of accumulated amortization as of December 31, 2010 and 2009 in the amounts of $91,749 and $82,849, respectively.

Impairment examinations and recognition are performed and determined based on the accounting policy outlined in R below.

H.	Other Assets

Prepaid Long-Term Land Lease

Prepaid lease payments to the Israel Land Administration (“ILA”) as detailed in Notes 15A(7) and 15C are amortized over the lease period.

I.	Convertible Debentures

Under ASC 470-20 Debt with Conversion and Other Options (formerly “APB 14”), the proceeds from the sale of securities are allocated to each security issued based on their relative fair value.

ASC Topic 815 "Derivatives and Hedging" generally provides criteria that, if met, require companies to bifurcate conversion options from their host instruments and account for them as freestanding derivative financial instruments. These three criteria are (a) the economic characteristics and risks of the embedded derivative instrument are not clearly and closely related to the economic characteristics and risks of the host contract, (b) the hybrid instrument that embodies both the embedded derivative instrument and the host contract is not re-measured at fair value under otherwise applicable generally accepted accounting principles with changes in fair value reported in earnings and (c) a separate instrument with the same terms as the embedded derivative instrument would be considered a derivative instrument subject to the requirements of Topic 815. In determining whether the embedded derivative should be bifurcated, the Company considers all other scope exceptions provided by that topic. One scope exception particularly relevant to convertibles is that if the embedded conversion feature is both indexed to and classified in the Company's equity.

TOWER SEMICONDUCTOR LTD. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(dollars in thousands, except share data and per share data)

NOTE 2           -     SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (cont.)

I.	Convertible Debentures (cont.)

Stock-Based Instruments in Financing Transactions

The Company calculates the fair value of stock-based instruments included in the units issued in its financing transactions. That fair value is recognized in equity, if determined to be eligible for equity classification. The fair value of such stock-based instruments, when included in issuance of  debt that is not itself accounted at fair value is considered a discount on the debt  and results in an adjustment to the yield of the debt .

J.	Income Taxes

The Company accounts for income taxes in accordance with ASC 740, “Income Taxes”. This topic prescribes the use of the liability method whereby deferred tax asset and liability account balances are determined based on differences between financial reporting and tax bases of assets and liabilities. Deferred taxes are computed based on the tax rates anticipated (under applicable law as of the balance sheet date) to be in effect when the deferred taxes are expected to be paid or realized.

We evaluate the realizability of our deferred tax assets for each jurisdiction in which we operate at each reporting date, and establish valuation allowances when it is more likely than not that all or a portion of our deferred tax assets will not be realized. The ultimate realization of deferred tax assets is dependent upon the generation of future taxable income of the same character and in the same jurisdiction. We consider all available positive and negative evidence in making this assessment, including, but not limited to, the scheduled reversal of deferred tax liabilities and projected future taxable income. In circumstances where there is sufficient negative evidence indicating that our deferred tax assets are not more-likely-than-not realizable, we establish a valuation allowance. Due to the material losses carryforward of Tower as of December 31, 2010 and uncertainties with regard to its utilization in the future, a valuation allowance was created on such deferred tax assets in Tower, however deferred tax assets were recorded in Jazz, see Note 19C.

We use a two-step approach to recognizing and measuring uncertain tax positions. The first step is to evaluate tax positions taken or expected to be taken in a tax return by assessing whether they are more-likely-than-not sustainable, based solely on their technical merits, upon examination and including resolution of any related appeals or litigation process. The second step is to measure the associated tax benefit of each position as the largest amount that we believe is more-likely-than-not realizable. Differences between the amount of tax benefits taken or expected to be taken in our income tax returns and the amount of tax benefits recognized in our financial statements, represent our unrecognized income tax benefits, which we either record as a liability or as a reduction of deferred tax assets. Our policy is to include interest and penalties related to unrecognized income tax benefits as a component of income tax expense.

TOWER SEMICONDUCTOR LTD. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(dollars in thousands, except share data and per share data)

NOTE 2           -     SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (cont.)

K.	Revenue Recognition

The Company's net revenues are generated principally from sales of semiconductor wafers. The Company derives the remaining balance of its net revenues from engineering services and other support services. The majority of the Company's sales are achieved through the efforts of its direct sales force.

In accordance with ASC Topic 605 “Revenue Recognition”, the Company recognizes revenues from sale of products when the following fundamental criteria are met: (i) persuasive evidence of an arrangement exists, (ii) delivery has occurred or services have been rendered, (iii) the price to the customer is fixed or determinable; and (iv) collection of the resulting receivable is reasonably assured. These criteria are usually met at the time of product shipment. Revenues are recognized when the acceptance criteria are satisfied, based on performing electronic, functional and quality tests on the products prior to shipment. Such Company testing reliably demonstrates that the products meet all of the specified criteria prior to formal customer acceptance; hence, collection of payment for services is reasonably assured.

The Company provides for sales returns and allowances relating to specified yield or quality commitments as a reduction of revenues at the time of shipment based on historical experience and specific identification of events necessitating an allowance.

Revenues for engineering and other services are recognized ratably over the contract term or as services are performed. Revenues from contracts with multiple elements are recognized as each element is earned based on the relative selling price of each element. An element is recognized separately when the undelivered elements are not essential to the functionality of the delivered elements and when the amount is not contingent upon delivery of the undelivered elements. Advances received from customers towards future engineering services, product purchases and in some cases capacity reservation are deferred until services are rendered, products are shipped to the customer, or the capacity reservation period ends.

Revenue relating to a turn-key agreement with an Asian entity (as detailed in Note 15D(3)) are recognized based on ASC 605-35 (formerly SOP 81-1 “Accounting for Performance of Construction Type and Certain Production Type Contracts”) using the percentage of completion method. Measurement of the percentage toward completion is determined, based on the ratio of actual labor hours incurred to total labor hours estimated to be incurred over the duration of the contract.

TOWER SEMICONDUCTOR LTD. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(dollars in thousands, except share data and per share data)

NOTE 2           -     SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (cont.)

L.	Research and Development

Research and development costs are charged to operations as incurred. Amounts received or receivable from the government of Israel and others, as participation in research and development programs, are offset against research and development costs. The accrual for grants receivable is determined based on the terms of the programs, provided that the criteria for entitlement has been met.

M.	Earning (loss) Per Ordinary Share

Basic earnings per share is calculated, in accordance with ASC Topic 260, “Earnings Per Share”, by dividing profit or loss attributable to ordinary equity holders of Tower (the numerator) by the weighted average number of ordinary shares outstanding (the denominator) during the reported period. Diluted earnings per share is calculated by adjusting profit or loss attributable to ordinary equity holders of Tower, and the weighted average number of shares outstanding, for the effects of all dilutive potential ordinary shares.

N.	Comprehensive Income (Loss)

In accordance with ASC Topic 220, “Comprehensive Income”, comprehensive income (loss) represents the change in shareholders’ equity during a reporting period from transactions and other events and circumstances from non-owner sources. It includes all changes in equity during a reporting period except those resulting from investments by owners and distributions to owners. Other comprehensive income (loss) represents gains and losses that are included in comprehensive income but excluded from net income.

O.	Functional Currency and Transaction Gains and Losses

The currency of the primary economic environment in which the Company conducts its operations is the U.S. dollar (“dollar”). Accordingly, the dollar is the functional and reporting currency. Financing expenses, net in 2010 and 2009 include net foreign currency transaction losses of $8,188 and $4,952, respectively. Financing expenses, net in 2008 includes net foreign currency transaction gains of $2,401.

TOWER SEMICONDUCTOR LTD. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(dollars in thousands, except share data and per share data)

NOTE 2           -     SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (cont.)

P.	Jazz’s Pension Plans

Jazz's liabilities relating its retirement plan for hourly employees and postretirement health and life benefits plans are stated at their fair value.

Jazz adopted ASC Subtopic 715-20 Defined Benefit Plans - General, which requires recognition of the funded status of the defined benefit and other postretirement benefit plans in the balance sheet, with changes in the funded status recognized through comprehensive income, net of tax, in the year in which they occur. This Subtopic requires the amounts recognized in financial statements to be determined on an actuarial basis. To accomplish this, extensive use is made of assumptions about inflation, investment returns, mortality, turnover, medical trend rates and discount rates. A change in these assumptions could cause actual results to differ from those reported.

Q.	Stock-Based Compensation

The Company applies the provisions of ASC Topic 718 Compensation - Stock Compensation, under which employee share-based equity awards are accounted for under the fair value method. Accordingly, stock-based compensation to employees and directors is measured at the grant date, based on the fair value of the award. The Company uses the straight-line attribution method to recognize stock-based compensation costs over the service period of the award.

R.	Impairment of Assets

Impairment of Property, Equipment and Intangible Assets

The Company reviews long-lived assets and intangible assets on a periodic basis, as well as when such a review is required based upon relevant circumstances, to determine whether events or changes in circumstances indicate that the carrying amount of such assets may not be recoverable. Application of ASC Subtopic 360-10 Property, Plant, and Equipment, resulted in an impairment charge which was recorded during 2008, see Note 6B.

Impairment of Goodwill

Goodwill is subject to an impairment test on at least an annual basis or upon the occurrence of certain events or circumstances. Goodwill impairment is assessed based on a comparison of the fair value of the unit, to which the goodwill is ascribed, and the underlying carrying value of its net assets, including goodwill. If the carrying amount of the unit exceeds its fair value, the implied fair value of the goodwill is compared with its carrying amount to measure the amount of impairment loss, if any.

TOWER SEMICONDUCTOR LTD. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(dollars in thousands, except share data and per share data)

NOTE 2           -     SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (cont.)

S.	Derivatives

Tower enters into derivatives from time to time, whether embedded or freestanding, that are denominated in currency other than its functional currency (generally the NIS). Instruments settled with Tower's shares, that are denominated in a currency other than the Company's functional currency are not eligible to be included in equity.

T.	Classification of liabilities and equity

Tower applies EITF Issue No. 07-5, “Determining Whether an Instrument (or an Embedded Feature) is Indexed to an Entity’s Own Stock”. The consensus is an amendment to ASC 815-40 Contract in Entity’s Own Equity. The amendment sets the criteria as to when an instrument that may be settled in the company's shares is also considered indexed to a company’s own stock, for the purpose of classification of the instrument as a liability or equity.

Upon initial adoption in January 1, 2009, the Company identified several instruments that are affected by the amendment all of which were, before the adoption, classified in equity and upon the adoption were reclassified from equity to liabilities. These instruments include warrants and a previously bifurcated conversion option, with either an anti-dilution feature or with an exercise price denominated in New Israel Shekels (“NIS”). At the date of adoption and in accordance with the transition provisions of the consensus, the Company measured those instruments at fair value. The difference between the fair values and the amount previously recorded in equity was recognized as an adjustment to the opening balance of retained earnings.

The effect of the adoption on equity retained earnings is as follows:

January 1, 2009
Additional paid in capital	$(14,065)
Retained earnings	12,800
Fair value reclassified to liability	$(1,265)

TOWER SEMICONDUCTOR LTD. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(dollars in thousands, except share data and per share data)

NOTE 2           -     SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (cont.)

U.	Initial Adoption of New Standards

ASU 2009-5 - Fair Value Measurement and Disclosures of Liabilities

Effective January 1, 2010, the Company adopted FASB Accounting Standards Update (“ASU”) No. 2009-05, “Fair Value Measurement and Disclosures Topic 820 - Measuring Liabilities at Fair Value”, which provides amendments to subtopic 820-10, Fair Value Measurements and Disclosures - Overall, for the fair value measurement of liabilities.  This update provides clarification that in circumstances that  liabilities are measured at fair value, in which a quoted price in an active market for the identical liability is not available, a reporting entity is required to measure fair value using one or more of the following techniques: (1) a valuation technique that uses the quoted price of the identical or similar liability or identical or similar liability when traded as an asset (which would be considered Level 1 fair value measurement); or (2) another valuation technique that is consistent with the principles of Topic 820. The amendments in this update also clarify that when estimating the fair value of a liability, a reporting entity is not required to include an adjustment to the fair value due to the restriction that prevents the transfer of the liability. The adoption of this update did not impact the Company’s consolidated financial position, results of operations or cash flows.

ASU 2010-6 - Fair Value Measurements and Disclosures (Topic 820): Improving Disclosures about Fair Value Measurements

In January 2010, the FASB issued ASU No. 2010-06, “Fair Value Measurements and Disclosures”, that requires reporting entities to make new disclosures about recurring or nonrecurring fair-value measurements including significant transfers into and out of Level 1 and Level 2 fair-value measurements and information on purchases, sales, issuances, and settlements on a gross basis in the reconciliation of Level 3 fair-value measurements. The FASB also clarified existing fair-value measurement disclosure guidance about the level of disaggregation, inputs, and valuation techniques. The new and revised disclosures are required to be implemented in interim or annual periods beginning after December 15, 2009, except for the gross presentation of the Level 3 rollforward, which is required for annual reporting periods beginning after December 15, 2010. The adoption of this standard did not have any effect on the Company’s financial position and results of operations.

TOWER SEMICONDUCTOR LTD. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(dollars in thousands, except share data and per share data)

NOTE 2           -     SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (cont.)

U.	Initial Adoption of New Standards (cont.)

ASU 2010-17- Revenue Recognition-Milestone Method (Topic 605): Milestone Method of Revenue Recognition (a consensus of the FASB Emerging Issues Task Force)

In April 2010, the FASB issued Revenue Recognition-Milestone Method (Topic 605): Milestone Method of Revenue Recognition (a consensus of the FASB Emerging Issues Task Force). The amendments in this update provide guidance on the criteria that should be met for determining whether the milestone method of revenue recognition is appropriate. A vendor can recognize consideration that is contingent upon achievement of a milestone in its entirety as revenue in the period in which the milestone is achieved only if the milestone meets all criteria to be considered substantive as defined in the ASU.

A vendor’s decision to use the milestone method of revenue recognition for transactions within the scope of the amendments in this update is a policy election. Other proportional revenue recognition methods also may be applied as long as the application of those other methods does not result in the recognition of consideration in its entirety in the period the milestone is achieved.

The update is effective on a prospective basis for milestones achieved in fiscal years, and interim periods within those years, beginning on or after June 15, 2010. The adoption of this update did not have any impact on the Company’s consolidated financial statements.

ASU 2010-25 - Plan Accounting-Defined Contribution Pension Plans (Topic 962): Reporting Loans to Participants by Defined Contribution Pension Plans

In September 2010, the FASB issued this ASU to clarify how loans to participants should be classified and measured by defined contribution pension benefit plans.

Existing guidance requires participant loans to be classified as plan investments, which are generally measured at fair value.

The amendments in this Update require that participant loans be classified as notes receivable from participants, which are segregated from plan investments and measured at their unpaid principal balance plus any accrued but unpaid interest.

The amendments in this Update should be applied retrospectively to all prior periods presented, effective for fiscal years ending after December 15, 2010. The ASU did not have any influence on the company's results of operations.

TOWER SEMICONDUCTOR LTD. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(dollars in thousands, except share data and per share data)

NOTE 2           -     SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (cont.)

V.	Recently Issued Accounting Standards

ASU 2010-29 - Business Combinations (Topic 805): Disclosure of Supplementary Pro Forma Information for Business Combinations

In December 2010, the FASB issued this ASU to address diversity in practice about the interpretation of the pro forma revenue and earnings disclosure requirements for business combinations.

The amendments in this update specify that if a public entity presents comparative financial statements, the entity should disclose revenue and earnings of the combined entity as though the business combination(s) that occurred during the current year had occurred as of the beginning of the comparable prior annual reporting period only. The amendments in this update also expand the supplemental pro forma disclosures under Topic 805 to include a description of the nature and amount of material, nonrecurring pro forma adjustments directly attributable to the business combination included in the reported pro forma revenue and earnings.

The amendments in this update are effective prospectively for business combinations for which the acquisition date is on or after the beginning of the first annual reporting period beginning on or after December 15, 2010. Early adoption is permitted. The ASU is not expected to have an influence on the company's results of operations.

ASU 2010-28 Intangibles-Goodwill and Other (Topic 350): When to Perform Step 2 of the Goodwill Impairment Test for Reporting Units with Zero or Negative Carrying Amounts

In December 2010, the FASB issued this ASU to address questions about entities with reporting units with zero or negative carrying amounts. Under Topic 350 on goodwill and other intangible assets, testing for goodwill impairment is a two-step test. When a goodwill impairment test is performed (either on an annual or interim basis), an entity must assess whether the carrying amount of a reporting unit exceeds its fair value (Step 1). If it does, an entity must perform an additional test to determine whether goodwill has been impaired and to calculate the amount of that impairment (Step 2). Because some entities concluded that Step 1 of the test is passed in circumstances of zero or negative carrying amounts, because the fair value of their reporting unit will generally be greater than zero, some constituents raised concerns that Step 2 of the test is not performed despite factors indicating that goodwill may be impaired.

The amendments in this Update modify Step 1 of the goodwill impairment test for reporting units with zero or negative carrying amounts. For those reporting units, an entity is required to perform Step 2 of the goodwill impairment test if it is more likely than not that a goodwill impairment exists. In determining whether it is more likely than not that goodwill impairment exists, an entity should consider whether there are any adverse qualitative factors indicating that impairment may exist.

TOWER SEMICONDUCTOR LTD. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(dollars in thousands, except share data and per share data)

NOTE 2           -     SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (cont.)

V.	Recently Issued Accounting Standards (cont.)

ASU 2010-28 Intangibles-Goodwill and Other (Topic 350): When to Perform Step 2 of the Goodwill Impairment Test for Reporting Units with Zero or Negative Carrying Amounts (cont.)

For public entities, the amendments in this Update are effective for fiscal years, and interim periods within those years, beginning after December 15, 2010. Early adoption is not permitted.

Upon adoption of the amendments, an entity with reporting units that have carrying amounts that are zero or negative is required to assess whether it is more likely than not that the reporting units’ goodwill is impaired. If the entity determines that it is more likely than not that the goodwill of one or more of its reporting units is impaired, the entity should perform Step 2 of the goodwill impairment test for those reporting unit(s). Any resulting goodwill impairment should be recorded as a cumulative-effect adjustment to beginning retained earnings in the period of adoption. Any goodwill impairments occurring after the initial adoption of the amendments should be included in earnings as required by Section 350-20-35. The ASU is not expected to have any material effect on the company's results of operations.

ASU 2009-13 - Multiple Deliverable Revenue Arrangements

In October 2009, the FASB issued ASU 2009-13, “Multiple Deliverable Revenue Arrangements a consensus of the FASB Emerging Issues Task Force” (formerly topic 08-1) an amendment to ASC 605-25. The update provides amendments to the criteria in Subtopic 605-25 for separating consideration in multiple-deliverable arrangements. The amendments in this update establish a selling price hierarchy for determining the selling price of a deliverable. The selling price used for each deliverable will be based on vendor-specific objective evidence if available, third-party evidence if vendor-specific objective evidence is not available, or estimated selling price if neither vendor-specific objective evidence nor third-party evidence is available. The amendments in this update will also replace the term “fair value” in the revenue allocation guidance with the term “selling price” in order to clarify that the allocation of revenue is based on entity-specific assumptions rather than assumptions of a marketplace participant.

The amendments will also eliminate the residual method of allocation and require that arrangement consideration be allocated at the inception of the arrangement to all deliverables using the relative selling price method. The relative selling price method allocates any discount in the arrangement proportionally to each deliverable on the basis of each deliverable’s selling price.

The update is effective for revenue arrangements entered into or modified in fiscal years beginning on or after June 15, 2010 with earlier adoption permitted. The adoption of this update is not expected to have a material impact on the Company’s consolidated financial statements.

TOWER SEMICONDUCTOR LTD. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(dollars in thousands, except share data and per share data)

NOTE 2           -     SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (cont.)

V.	Recently Issued Accounting Standards (cont.)

ASU 2010-13 - Compensation-Stock Compensation (Topic 718): Effect of Denominating the Exercise Price of a Share-Based Payment Award in the Currency of the Market in Which the Underlying Equity Security Trades.

In April 2010, the FASB issued this ASU to clarify the classification of an employee share-based payment award with an exercise price denominated in the currency of a market in which the underlying equity security trades.

This update provides amendments to Topic 718 to clarify that employee share-based payment awards with an exercise price denominated in the currency of a market in which a substantial portion of the entity’s equity securities trades should also be classified as an equity award. The update is effective for periods beginning after December 15, 2010. The adoption of this update is not expected to have a material impact on the Company’s consolidated financial position, results of operations or cash flows.

W.	Reclassification

Certain amounts in prior years’ financial statements have been reclassified in order to conform to the 2010 presentation.

NOTE 3           -     OTHER RECEIVABLES

Other receivables consist of the following:

	As of December 31,
	2010	2009
Government agencies	$4,210	$2,267
Others	1,134	253
	$5,344	$2,520

NOTE 4           -     INVENTORIES

Inventories consist of the following:

	As of December 31,
	2010	2009
Raw materials	$16,560	$10,294
Work in process	21,989	17,743
Finished goods	3,963	4,213
	$42,512	$32,250

Work in process and finished goods are presented net of aggregate write-downs to net realizable value of $6,527 and $3,107 as of December 31, 2010 and 2009, respectively.

TOWER SEMICONDUCTOR LTD. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(dollars in thousands, except share data and per share data)

NOTE 5           -     LONG-TERM INVESTMENTS

Long-term investments consist of the following:

	As of December 31,
	2010	2009
Severance pay funds (see Note 14B)	$12,465	$12,078
Investment in HHNEC (see below)	17,100	17,100
Others, see investment in limited partnership below	1,486	183
	$31,051	$29,361

Investment in Limited Partnership:

In December 2007, Tower together with CMT Medical Technologies Ltd., a leading provider of advanced digital X-ray imaging systems for medical diagnosis, established a limited partnership to develop and market X-ray detectors for medical applications. Tower owns 38% of the limited partnership and accounts for the investment in the limited partnership using the equity method.

Investment in HHNEC:

Jazz holds an equity investment in HHNEC (Shanghai Hua Hong NEC Electronics Company, Ltd.). As of December 31, 2010, the investment represented a minority interest of approximately 10% in HHNEC, hence the investment in HHNEC was recorded at fair value as of the date of the Jazz Merger and subsequently carried using the cost method of accounting for investments, as Jazz does not have the ability to exercise significant influence.

As part of  Jazz's acquisition of a 10% interest in HHNEC, Jazz was obligated to pay additional amounts to former stockholders of Jazz Semiconductor if it would have realized proceeds in excess of $10,000 from a liquidity event through February 16, 2010. In that event, Jazz would have been obligated to pay the former Jazz Semiconductor stockholders an amount equal to 50% of the proceeds over $10,000. No liquidity event occurred on or before February 16, 2010, and accordingly, that obligation has expired.  Jazz has no further obligation to pay the former Jazz Semiconductor shareholders any amount realized from a liquidity event relating to its interest in HHNEC.

TOWER SEMICONDUCTOR LTD. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(dollars in thousands, except share data and per share data)

NOTE 6           -     PROPERTY AND EQUIPMENT, NET

A.	Composition:

	As of December 31,
Cost:	2010	2009
Buildings (including facility infrastructure)	$264,277	$263,506
Machinery and equipment , see B below	1,050,842	1,033,563
Advances on account on property and equipment, net	25,420	--
	1,340,539	1,297,069
Accumulated depreciation
Buildings (including facility infrastructure)	122,355	106,363
Machinery and equipment	842,859	819,306
	965,214	925,669
	$375,325	$371,400

Supplemental disclosure relating to cost of property and equipment:

(1)	As of December 31, 2010 and 2009, the cost of buildings, machinery and equipment was reflected net of investment grants in the aggregate of $250,719 and $265,587, respectively.

(2)	Depreciation expenses, in relation to Fab 2 property and equipment were $65,952, $80,998 and $94,211 in 2010, 2009 and 2008, respectively.

(3)	Depreciation expenses, in relation to Jazz property and equipment were $27,736 and $18,808 in 2010 and 2009, respectively.

B.	Fixed Assets Impairment

Machinery and equipment presented above are net of impairment charges. Due to the  worldwide economic downturn that commenced in 2008 and its effect on the semiconductor industry that resulted in global decreased demand, downward price pressure and excess inventory (see also Note 1), Tower determined during 2008 that the events and circumstances indicate that the carrying amount of its machinery and equipment may not be recoverable. In accordance with ASC 360-10 Property, Plant and Equipment, Tower tested the recoverability of its machinery and equipment based, among others, on its business plan and market conditions, and determined that the carrying amounts of its machinery and equipment may not be recoverable. Tower evaluated the fair value of its machinery and equipment and determined that the carrying amounts exceed the fair values by $120,538. Tower recorded a charge in that amount in a separate line in its 2008 statement of operations.

The fair values of the machinery and equipment were determined using expected cash flows discounted at a discount rate commensurate with the risk involved in generating such cash flows.

TOWER SEMICONDUCTOR LTD. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(dollars in thousands, except share data and per share data)

NOTE 6           -     PROPERTY AND EQUIPMENT, NET (cont.)

C.	Investment Grants

In December 2000, the Investment Center approved an investment program in connection with Fab 2 for expansion of Tower’s plant. The approval certificate for the program entitled Tower to investment grants at a rate of 20% of qualified investments of up to $1,250,000, or an aggregate of up to $250,000, of which as of the balance sheet date, an aggregate of approximately $165,000 has been received from the Investment Center. Under the terms of the program, investments in respect of Fab 2 were to be completed by December 31, 2005, five years from the date the approval certificate was obtained. Due to the later than planned construction to Fab 2, market conditions and slower than planned ramp-up, Tower completed approximately 72% of the investments within the time frame stipulated in the approved enterprise program. In December 2007, Tower submitted the final report in relation to the program.

Under Israeli law, Tower’s non-completion of total qualified investments of $1,250,000 by December 31, 2005 may permit the Investment Center to require Tower to repay all or a portion of grants already received. The Company believes that it is improbable that the Investment Center would demand that Tower repay all or a portion of grants already received, due to its non-completion of such investments by December 31, 2005. See also Note 19A.

Any failure by Tower to meet the conditions of the 2000 approval certificate may result in the cancellation of all or a portion of the grants and tax benefits to which Tower is entitled and in the Investment Center requiring Tower to repay all or a portion of grants already received.

Tower has been holding discussions with the Investment Center to achieve satisfactory arrangements to approve a new expansion program since January 1, 2006, as a result of which it has recently been notified by senior governmental officials that the Israeli Investment Center Committee has approved the Company’s program according to which it will receive up to NIS 150,000,000, related to investments in fixed assets entitled for grant. This resolves the open discussions with regard thereto held during the past years between Tower and the Investment Center. The Investment Center Committee approval is to be followed by an official approval certificate to be provided to Tower by the Israeli Investment Center. Such approval certificate will include the details and exact terms of the grants. As of the approval date of the financial statements, Tower cannot estimate when it will receive the approved grants.

TOWER SEMICONDUCTOR LTD. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(dollars in thousands, except share data and per share data)

NOTE 6           -     PROPERTY AND EQUIPMENT, NET (cont.)

C.	Investment Grants (cont.)

Entitlement to the above grants and other tax benefits is subject to various conditions stipulated by the Israeli Law for the Encouragement of Capital Investments - 1959 (“Investments Law”) and the regulations promulgated thereunder, as well as the criteria set forth in the certificates of approval. In the event Tower fails to comply with such conditions, Tower may be required to repay all or a portion of the grants received plus interest and certain inflation adjustments. In order to secure fulfillment of the conditions related to the receipt of investment grants, floating liens were registered in favor of the State of Israel on substantially all of Tower’s assets.

D.	For liens, see Notes 11D and 15D(2).

NOTE 7            -     INTANGIBLE ASSETS, NET

Intangible assets, net consist of the following:

	As of December 31,
	Useful Life	2010	2009
Real estate lease	19	$29,359	$31,171
Technologies in relation to Fab 2	4	5,997	14,897
Patents and other core technology rights	9	11,264	12,941
Trade name	9	3,879	4,456
Customers relationship	15	2,204	2,378
Technology	9	969	1,083
Others		575	675
		$54,247	$67,601

In process research and development in the amount of $1,800 was immediately written off and included in a separate line in the statement of operations for 2008.

NOTE 8           -     OTHER ASSETS, NET

Other assets, net consist of the following:

	As of December 31,
	2010	2009
Prepaid long-term land lease, net (see Note 15C)	$4,261	$4,382
Debentures issuance expenses, net and deferred financing charges	6,053	2,485
Prepaid expenses - long-term and others	1,716	1,135

	$12,030	$8,002

TOWER SEMICONDUCTOR LTD. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(dollars in thousands, except share data and per share data)

NOTE 9           -     ASSET-BASED REVOLVING CREDIT FACILITY

On September 19, 2008, Jazz Technologies entered into a Second Amended and Restated Loan and Security Agreement, as guarantor of its subsidiary Jazz Semiconductor, Inc., with Wachovia Capital Markets, LLC, as lead arranger, bookrunner and syndication agent, and Wachovia Capital Finance Corporation (Western), as administrative agent, and Jazz Semiconductor, Inc. and Newport Fab, LLC, as borrowers (the “Loan Agreement”), with respect to a three-year secured asset-based revolving credit facility in the total amount of up to $55,000. In December 2008, Wells Fargo acquired Wachovia Corporation, its businesses and obligations and therefore now administers the Loan Agreement as administrative agent.

In June 2010, Jazz entered into an amendment to the Loan Agreement, pursuant to which, the maturity date of the revolving credit facility was extended to September 2014, with available credit under the facility of up to $45,000. The borrowing availability varies according to the levels of the borrowers’ accounts receivable, eligible equipment and other terms and conditions described in the Loan Agreement. Loans under the facility will bear interest at a rate equal to, at borrowers’ option, either the lender’s prime rate plus a margin ranging from 0.50% to 1.0% or the LIBOR rate (as defined in the agreement) plus a margin ranging from 2.25% to 2.75% per annum.

The Loan Agreement contains customary covenants and other terms, including covenants based on Jazz’s EBITDA (as defined in the Loan Agreement), as well as customary events of default. The facility is secured by the assets of Jazz and the borrowers. If any event of default occurs, Wachovia may declare due immediately, all borrowings under the facility and foreclose on the collateral. Furthermore, an event of default under the Loan Agreement would result in an increase in the interest rate on any amounts outstanding. As of December 31, 2010, Jazz was in compliance with all of the covenants under this Loan Agreement.

Borrowing availability under the Loan Agreement as of December 31, 2010, was approximately $7,000. Outstanding borrowings were $22,000 and $1,600 of the facility supporting outstanding letters of credits on that date. Jazz considers borrowings of $10,000 to be long-term debt as of December 31, 2010.

TOWER SEMICONDUCTOR LTD. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(dollars in thousands, except share data and per share data)

NOTE 10           -   OTHER CURRENT LIABILITIES

Other current liabilities consist of the following:

	As of December 31,
	2010	2009
Accrued compensation and benefits	$12,343	$10,329
Vacation accrual	6,680	5,426
Interest payable (primarily in relation to debentures)	6,250	1,260
Other (*)	13,641	6,637
	$38,914	$23,652

(*)
As of December 31, 2009 includes $745 of 5.2 million warrants (“Series 5 Warrants”) issued in 2006, exercisable through December 2010, at an exercise price of NIS 9.48 linked to the CPI. Series 5 Warrants were classified as liabilities due to the exercise price denominated in NIS which is not the Company's functional currency. Series 5 Warrants expired unexercised in December 2010.

NOTE 11           -   LONG-TERM LOANS FROM BANKS

A.	Composition:

	As of December 31, 2010
	Effective interest rate (*)
In U.S. Dollar	2.8-3.1%	$93,055
In U.S. Dollar	5.55%	90,000
Total long-term debt from Banks-principal amount		183,055
Fair value adjustments		(41,173)
Total long-term debt from Banks		141,882
Current maturities		30,000
		$111,882

	As of December 31, 2009
	Effective interest rate (*)
In U.S. Dollar	2.75%	$117,120
In U.S. Dollar	5.30%	120,000
Total long-term debt from Banks-principal amount		237,120
Fair value adjustments		(42,514)
Total long-term debt from Banks		$194,606
Current maturities		7,000
		$187,606

(*)
The effective interest rate as of December 31, 2010 and 2009 of loans in the amount of $90,000 and $120,000, respectively, takes into account the terms of the economic hedging agreements described in Note 13A.

TOWER SEMICONDUCTOR LTD. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(dollars in thousands, except share data and per share data)

NOTE 11           -   LONG-TERM LOANS FROM BANKS (cont.)

B.	Facility Agreement

Introduction

In January 2001, Tower entered into a credit facility agreement with two Israeli Banks, which was revised several times, to fund the establishment and equipping of Fab 2 (“Facility Agreement”), under which the outstanding debt as of December 31, 2010, is approximately $161,000, and the annual interest rate is the three-month USD LIBOR plus 2.75%. For details, see below.

September 2006 Amendment

In September 2006, Tower signed definitive agreements with the Israeli Banks and TIC. Pursuant to the agreements, among other things:

(i)
$158,000 of the then current debt under the Facility Agreement was converted into equity equivalent capital notes of Tower, at a conversion ratio of $3.04 per share, representing twice the average closing price per share during the ten days prior to signing the Memorandum of Understanding (“MOU”) that preceded the final amendment.

(ii)
The interest rate applicable for the quarterly actual interest payment on the loans was decreased from three-month USD LIBOR plus 2.5% per annum to three-month USD LIBOR plus 1.1% per annum, effective from May 17, 2006 (the “Decreased Amount”). As compensation for the Decreased Amount and subject to adjustment, it was agreed that in 2011 the Israeli Banks would be issued such number of shares (or equity equivalent capital notes or convertible debentures) that equals the Decreased Amount divided by the average closing price of Tower's ordinary shares during the fourth quarter of 2010 (the “Fourth Quarter 2010 Price”). If during the second half of 2010, the closing price Tower's ordinary shares on every trading day during this period exceed $3.49, then the Israeli Banks will only be granted such number of shares (or equity equivalent capital notes or convertible debentures) that equals half of the Decreased Amount divided by the Fourth Quarter 2010 Price. In September 2008 the Decreased Amount was reduced, see below “September 2008 Definitive Agreement with the Israeli Banks and TIC”.

  On February 2011 the Company issued approximately 8.5 million shares to the Israeli Banks in consideration for such Decreased Amount.

(iii)
TIC invested $100,000 in Tower in exchange for approximately 65.8 million equity equivalent capital notes exercisable into Tower's ordinary shares, based on the average closing price per share during the ten days prior to signing the MOU that preceded the final agreement.

TOWER SEMICONDUCTOR LTD. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(dollars in thousands, except share data and per share data)

NOTE 11           -   LONG-TERM LOANS FROM BANKS (cont.)

B.	Facility Agreement (cont.)

September 2008 Definitive Agreement with the Israeli Banks and TIC

In September 2008, Tower signed and closed definitive agreements with the Israeli Banks and TIC. Pursuant to the agreements: (i) $200,000 of Tower's then existed debt to the Israeli Banks was converted into equity equivalent capital notes of Tower at a conversion ratio of $1.42, exercisable into Tower's ordinary shares, representing two times the average closing price per share on NASDAQ for the ten trading days prior to August 7, 2008 (the date of Tower’s public announcement regarding its debt conversion negotiations with the Israeli Banks and TIC); (ii) the commencement date for the repayment of the remaining principal of the Israeli Banks’ loans was postponed from September 2009 to September 2010, such that the outstanding loans shall be repaid in eight equal quarterly installments between September 2010 and June 2012 (which was further revised in the “August 2009 amendment to the Facility Agreement” and “2010 definitive agreements with the Israeli Banks” below); (iii) interest payments owed to the Israeli Banks and originally due September 2008 through June 2009 were added to the remaining principal of the Israeli Banks’ loans and will be paid according to the same schedule; (iv) the interest rate on the remaining principal of the Israeli Banks’ loans was set to be USD LIBOR plus 2.5% per annum; (v) the compensation for the Decreased Amount agreed to in the September 2006 amendment was revised pro-rata to the decreased loans; (vi) the Israeli Banks waived in full Tower’s compliance with financial covenants through the end of 2008; (vii) $50,000 of debt owed by Tower to TIC (consisting of $30,000 owed under a loan facility and $20,000 of Tower’s convertible debentures series B held by TIC) were converted into equity equivalent capital notes at a conversion ratio of $1.42 exercisable into Tower's ordinary shares, representing two times the average closing price per share on NASDAQ for the ten trading days prior to August 7, 2008; and (viii) TIC invested $20,000 in Tower in exchange for approximately 28.2 million equity equivalent capital notes exercisable into Tower's ordinary shares, based on the average closing price per share on NASDAQ for the ten trading days prior to August 7, 2008.

Furthermore, TIC committed to invest up to an additional $20,000 under certain conditions. In January 2009, such conditions were satisfied and TIC invested said amount in exchange for approximately 76.9 million equity equivalent capital notes of Tower, exercisable into ordinary shares of Tower.

The debt conversion to equity equivalent capital notes as detailed above resulted in a gain of $130,698 that was recorded in the Company’s statement of operations for 2008.

TOWER SEMICONDUCTOR LTD. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(dollars in thousands, except share data and per share data)

NOTE 11         -   LONG-TERM LOANS FROM BANKS (cont.)

B.	Facility Agreement (cont.)

August 2009 amendment to the Facility Agreement

During 2009, the Israeli Banks and Tower entered into an amendment to the Facility Agreement to: (i) postpone the repayment schedule of the outstanding loans, to be repaid in 8 equal quarterly installments from September 2011 until June 2013; (ii) waive the financial covenants stipulated in the Facility Agreement through December 31, 2009; and (iii) provide for the payment by Tower upon certain circumstances, as stipulated in the amendment, and following receipt by Tower of significant amounts of proceeds from a certain source, of a portion of such proceeds on account of the outstanding loans prior to the due date specified above. As part of the terms of the amendment, Tower agreed to extend the Israeli Banks’ existing warrants to June 2013, grant the Israeli Banks new warrants in three annual tranches of $1,000 each, at a quantity and price to be calculated based on the market stock price prior to any such grant and pay the Israeli Banks fees in the aggregate amount of $350.

2010 Definitive Agreements with the Israeli Banks

During 2010, Tower signed and closed definitive agreements with the Israeli Banks, as amended in February 2011, pursuant to the agreements: (1) Tower pre-paid a total of approximately $50,000 of its loans; (2) the commencement date for the repayment of the remaining principal of the Israeli Banks’ loans totaling approximately $161,000, was extended such that the outstanding loans would be repaid in ten quarterly installments between September 2013 and December 2015;  (3) the interest rate on the remaining principal of the Israeli Bank's loans was set to be USD LIBOR plus 2.75% per annum; (4) the Israeli Banks provided Tower with a consent to issue additional long-term notes, which issuance was made by Tower in October 2010, see Note 12E (5) upon certain circumstances stipulated in the Banks’ agreements, including following receipt by Tower of significant amounts of proceeds from certain sources, Tower will pay a portion of such proceeds on account of the outstanding loans prior to the periods specified above; (6)  All warrants granted to the Israeli Banks were extended to December 2015; (7) Tower agreed to pay fees to the Israeli Banks; and (8) Tower agreed to designate up to $50,000 of short-term deposits for the purpose of securing future debt payments, which is presented in the balance sheet as designated deposits.

TOWER SEMICONDUCTOR LTD. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(dollars in thousands, except share data and per share data)

NOTE 11         -   LONG-TERM LOANS FROM BANKS (cont.)

B.	Facility Agreement (cont.)

Accounting for the Loans under the Facility Agreement

Loans received under the Facility Agreement, as amended to date, are presented commencing January 1, 2007 at fair value, with changes in value reflected on the statement of operations, following an early adoption by the Company of ASC 825-10 Fair Value Option and Tower’s election to apply the fair value option to the Facility Agreement.

The September 2008 amendment - accounted for by calculating the fair value of the remaining outstanding obligation to the Banks. The excess of the fair value of the obligation prior to said amendment over the fair value of the remaining obligation was considered settled (“the Settled Amount”). A gain on conversion of debt was recognized in the amount of the excess of the Settled Amount over the fair value of the equity equivalent capital notes issued. The fair value of the notes was calculated based on the price of the stock of Tower around September 25, 2008, the date of signing and closing of the definitive agreements with the Israeli Banks and TIC.

August 2009 amendment to the Facility Agreement - since the loans are carried at fair value, the fair value following the August 2009 amendment includes the effects of said amendment. The cost of the new warrants (all three tranches) granted pursuant to the August 2009 amendment and the additional cost of the existing warrants, which is determined based on the fair value at the date of said amendment, were expensed and recorded in financing expenses, as they relate to an item carried at fair value.

2010 Definitive Agreements with the Israeli Banks - the effects of the changes of the 2010 Definitive Agreements with the Israeli Banks have been included in the measurement of the fair value of the loans.

C.	Repayment Schedule

The principal amount of Tower’s long-term loans as of December 31, 2010 is approximately $161,000, payable in six quarterly installments between September 2013 and December 2014 of $20,000 each and four quarterly installments between March 2015 and December 2015 of approximately $10,000 each. However, upon certain circumstances stipulated in the Banks’ agreements, including following receipt by Tower of significant amounts of proceeds from certain sources, Tower will pay a portion of such proceeds on account of the outstanding loans prior to the periods specified above.

The principal amount of Jazz’s long-term loans as of December 31, 2010 is approximately $22,000, payable in September 2014, of which $12,000 is classified as short term maturities in the balance sheet.

TOWER SEMICONDUCTOR LTD. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(dollars in thousands, except share data and per share data)

NOTE 11         -   LONG-TERM LOANS FROM BANKS (cont.)

D.
The Facility Agreement with the Israeli Banks restricts Tower’s ability to place liens on its assets (other than existing liens in favor of the State of Israel in respect of Investment Center grants - see Note 6C and SanDisk - see Note 15D(2)), without the prior consent of the Israeli Banks. Furthermore, the agreements contain certain restrictive financial ratios and covenants. For further details concerning the Facility Agreement and its amendments, see Note 15A(5).

E.	For long term bank loans of Jazz see Note 9.

NOTE 12         -   DEBENTURES

A.	Composition by repayment schedule (carrying amount):

	As of December 31, 2010
	Interest rate	2011	2012	2013	2014	2015	2016
2005 Convertible debentures series B	5%	$--	$8,529	$--	$--	$--	$--
2006 Convertible debentures series C	--(*)	45,048	--	--	--	--	--
2007 Non-convertible debentures series D	8%	5,793	5,793	5,793	5,793	5,794	5,794
2007 Convertible debentures series E, see Note 13	8%	--	39,811	--	--	--	--
2010 Convertible debentures series F	7.8%	--	--	--	--	52,914	52,914
Jazz’s Old Notes (as defined in G below)	8%	41,338	--	--	--	--	--
Jazz’s New Notes (as defined in G below)	8%	--	--	--	--	64,463	--
		$92,179	$54,133	$5,793	$5,793	$123,171	$58,708

(*)	See C below

The outstanding principal amounts of Tower debentures as of December 31, 2010 and 2009 were $230,612 and $137,769, respectively.

The outstanding principal amounts of Jazz debentures as of December 31, 2010 and 2009 were $137,247 and $123,334, respectively.

If on a payment date of the principal or interest on the debentures (series B-F) there exists an infringement of certain covenants and conditions under the Facility Agreement, the dates for payment of interest and principal on the debentures may be postponed, depending on various scenarios under the Facility Agreement until such covenant or condition is settled. Such  debentures and interest thereon are unsecured and subordinated to Tower’s existing and future secured indebtedness, including indebtedness to the Israeli Banks under the Facility Agreement - see Note 15A(5), to SanDisk - see Note 15D(2) and to the government of Israel - see Note 6C.

TOWER SEMICONDUCTOR LTD. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(dollars in thousands, except share data and per share data)

NOTE 12           -   DEBENTURES (cont.)

B.	2005 Convertible Debentures Series B

In January 2006, Tower raised $48,169 of convertible debentures by way of a rights offering based on a prospectus which became effective on December 2005. The debentures are listed for trade on the Tel-Aviv Stock Exchange and on the NASDAQ Capital Market (“Series B”). The debentures accrue annual interest at the rate of 5% which will be payable, together with the principal of the debentures, in one installment in January 2012.

The remaining balance of unamortized discount as of December 31, 2010 and 2009 was $1,773 and $3,574, respectively.

SanDisk Corporation, Alliance Semiconductor Corporation and Macronix International Co. Ltd. (collectively, the “Primary Wafer Partners”) and TIC invested $27,811 in the framework of the rights offering.

As part of the September 2008 definitive agreement with the Israeli Banks and TIC, $20,000 in Series B were converted into equity equivalent capital notes of Tower, see Note 11B.

The outstanding principal amounts of convertible debentures Series B as of December 31, 2010 and 2009 were $10,302 and $10,550, respectively.

C.	2006 Convertible Debentures Series C

In 2006, Tower raised approximately $31,219 in a public offering of convertible debentures linked to the CPI and issued at 85% of the par value, together with options each exercisable for three months ending on September 27, 2006 for NIS 100 principal amount of convertible debentures at an exercise price equal to 85% of their face amount, linked to the CPI. Such options were exercised fully to convertible debentures. In addition, Tower issued warrants Series 4, exercisable for three years ending on June 28, 2009 for one ordinary share of Tower at a price of NIS 7.40. On January 1, 2009, following the adoption of EITF 07-5 as codified in ASC 815-40, warrants Series 4 were reclassified from equity to liabilities through their expiration in June 2009.

The convertible debentures were convertible into Tower’s ordinary shares at a conversion rate of one ordinary share per NIS 8.40 principal amount of convertible debentures. The conversion price was subject to a reduction feature until June 2008, according to which the conversion rate of Series C was reduced in July 2008 from NIS 8.4 to NIS 4.31. The convertible debentures carry a zero coupon with principal payable at maturity in December 2011, at a premium of 37% over principal value, linked to the CPI.

The outstanding principal amounts of the convertible debentures as of December 31, 2010 and 2009 were $38,823 and $55,439, respectively.

TOWER SEMICONDUCTOR LTD. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(dollars in thousands, except share data and per share data)

NOTE 12           -   DEBENTURES (cont.)

C.	2006 Convertible Debentures Series C (cont.)

The net proceeds received were allocated to each of the components in the units sold using the relative fair value method. Tower determined the fair values of each component using the average quoted prices at the first 2 days of trading. The allocation to each component was as follow:

	Fair Values	Amount allocated
Total net proceeds received for the units issued as of issuance date		$28,752
Proceeds allocated to convertibles debentures as of issuance date based on relative fair value	$31,402	$26,735
Proceeds allocated to short term options to purchase additional debentures	246	210
Proceeds allocated to long term warrants	1,513	1,287
Proceeds allocated to short term warrants	611	520
Total allocated	$33,772	$28,752

Tower further bifurcated the conversion feature from the convertible debt using the “with and without” method. That bifurcation was done, as a next step, after the determination of the allocated proceeds described above. Following the adoption of EITF 07-5 as codified in ASC 815-40, on January 1, 2009, the conversion feature was reclassified from equity to liabilities.

The embedded feature was measured at fair value using a valuation technique that utilizes the discounted cash flows of Black-Scholes and Monte Carlo simulation. The Monte Carlo simulation was used to incorporate the possible adjustment of the conversion rate in different scenarios. The key inputs included were interest rate, the spot price of Tower's share and its volatility.

D.	2007 Non-Convertible Debentures Series D and Convertible Debentures Series E

In the second half of 2007, Tower consummated a private placement with Israeli institutions of long-term convertible and non-convertible debentures and warrants, by which Tower raised gross proceeds of approximately $40,000. In the funding, 342 units were sold, each comprised of: (i) long-term non-convertible-debentures, repayable in six equal annual installments between the dates of December 2011 and December 2016, with a face amount of NIS 250,000 (approximately $59.7) linked to the CPI and carrying an annual interest rate of 8 percent (“Series D”); (ii) long-term convertible-debentures repayable in December 2012 with a face amount of NIS 262,500 (approximately $62.7) linked to the CPI, carrying an annual interest of 8 percent (“Series E”). Series E were convertible into Tower’s ordinary shares at a conversion rate of one ordinary share per NIS 17.2 principal amount of convertible debentures and (iii) 5,800 warrants series 6, which were exercisable until 2011, for one Tower Ordinary Share at a price of $2.04. The conversion price of Series E was subject to adjustments under certain limited circumstances during a two year period. According to such terms, the conversion price was reduced from NIS 17.2 to NIS 4.15. Series E are carried at fair value through profit and loss and the effect of the reduction in conversion price was reflected in the mark to market of the convertibles. The conversion price of warrants series 6 was subject to adjustments under certain limited circumstances during a two year period. Under such circumstances, the conversion price was reduced from $2.04 to $1.06. Warrants series 6 were classified as liabilities and carried at fair value due to the existence of the ratchet described above. After the exercise price was adjusted and the ratchet expired, the warrants were adjusted to fair value through earnings and reclassified to equity.

TOWER SEMICONDUCTOR LTD. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(dollars in thousands, except share data and per share data)

NOTE 12           -   DEBENTURES (cont.)

D.	2007 Non-Convertible Debentures Series D and Convertible Debentures Series E (cont.)

In September 2007, Tower expanded its series of long-term debentures and warrants by selling 12,118 units, each comprised of long-term non-convertible debentures, with a face amount of NIS 2,500 (approximately $0.62), long-term convertible debentures, with a face amount of NIS 2,625 (approximately $0.65), and 58 warrants. The debentures were issued at 90% of par value and with the other same terms as the debentures and the warrants issued in the private placement. In this expansion, Tower raised gross proceeds of approximately $14,000.

The outstanding principal amounts of series D as of December 31, 2010 and 2009 were $37,120 and $34,121, respectively.

The outstanding principal amounts of series E as of December 31, 2010 and 2009 were $34,235 and $37,659, respectively.

E.	2010 Convertible Debentures Series F

In 2010, Tower filed a shelf prospectus in Israel, which became effective in September 2010. On the basis of this shelf, and pursuant to a prospectus supplement filed in Israel in October 2010, Tower raised an aggregate principal amount of approximately $100,000 through the issuance of long-term debentures (“Series F Debentures”), due in two equal installments in December 2015 and December 2016. The Series F Debentures are fully linked to the US dollar, carry an interest rate of 7.8 percent per annum, and will be convertible into Tower's ordinary shares during the period commencing in September 2012 and ending in December 2016, with a conversion price that shall be equal to 120% of the average trading price of Tower’s ordinary shares on the Tel-Aviv Stock Exchange during the 15 trading days before September 18, 2012, provided that in no event will the price be more than NIS 6.5 (subject to certain adjustments), and not less than NIS 1.0. The amounts, although denominated in NIS are fully linked to the US dollar, including exercise prices discussed above.

The Series F Debentures are carried at amortized cost. The Company evaluated the conversion feature in accordance with the criteria established in ASC 815-40 “Contracts in Entity’s Own Equity” and concluded that bifurcation is not required.

TOWER SEMICONDUCTOR LTD. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(dollars in thousands, except share data and per share data)

NOTE 12           -   DEBENTURES (cont.)

F.	Convertible Notes Issued By Jazz in 2006

In 2006, Jazz completed private placements of convertible notes. The convertible notes bear interest at a rate of 8% per annum payable semi-annually and mature in December 2011 (“Old Notes”). The Old Notes may be redeemed for cash at a redemption price equal to par plus accrued and unpaid interest if redeemed during 2011.

As of December 31, 2010, following the Exchange Agreement, detailed in G below, $43,691  in principal amount of the Old Notes were outstanding and the holders of the Old Notes have the option to convert the Old Notes into Tower’s ordinary shares based on an implied conversion price of $4.07 per Tower ordinary share. Jazz’s obligations under the Old Notes are not being guaranteed by Tower.

According to the terms of the notes, Tower has the right to deliver, in lieu of shares, cash or a combination of cash and Tower ordinary shares to satisfy the conversion obligation. The amount of such cash and Tower ordinary shares, if any, will be based on the trading price of Tower’s ordinary shares during the 20 consecutive trading days beginning on the third trading day after proper delivery of a conversion notice.

Jazz’s obligations under the Old Notes are guaranteed by Jazz’s wholly owned domestic subsidiaries.

Upon the occurrence of certain specified fundamental changes, the holders of the Old Notes will have the right, subject to various conditions and restrictions, to require Jazz to repurchase the Old Notes, in whole or in part, at par plus accrued and unpaid interest to, but not including, the repurchase date.

G.	Notes Issued By Jazz in 2010

In July 2010, Jazz (together with its domestic subsidiaries) and Tower, entered into an exchange agreement (the “Exchange Agreement”) with certain note holders (the “Participating Holders”) holding approximately $80,000 principal amount of Jazz’s “Old Notes”. Under the Exchange Agreement, the Participating Holders exchanged their Old Notes for newly-issued 8% non-convertible notes of Jazz due June 2015 (the “New Notes”) according to an exchange ratio of 1.175 New Notes for each 1.000 Old Notes. Interest is payable semiannually on June 30 and December 31 of each year.

In addition, the Participating Holders received warrants to purchase approximately 25.3 million ordinary shares of Tower in consideration for $1.70 per share (“Warrants J”). On July 15, 2010, the transactions contemplated by the Exchange Agreement were consummated, resulting in the issuance of the New Notes and Warrants J in exchange for the Old Notes in accordance with the terms of the Exchange Agreement.

TOWER SEMICONDUCTOR LTD. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(dollars in thousands, except share data and per share data)

NOTE 12           -   DEBENTURES (cont.)

G.	Notes Issued By Jazz in 2010 (cont.)

The New Notes are governed by an indenture (the “Indenture”) among Jazz, its domestic subsidiaries as guarantors, and U.S. Bank National Association, a national banking association, as trustee. The New Notes constitute unsecured obligations of Jazz, rank on parity in right of payment with all other indebtedness of Jazz including the Old Notes, are effectively subordinated to all secured indebtedness of Jazz to the extent of the value of the collateral securing such indebtedness and are not guaranteed by Tower.

In September 2010, Tower filed a registration statement on Form F-3 under the Securities Act covering resale of the Warrants J and underlying shares, which was declared effective in September 2010.

In October 2010, Jazz filed a registration statement on Form S-4 under the Securities Act covering an offer to exchange the New Notes for newly issued notes identical to the New Notes, except that the newly issued notes would be freely tradable and would not bear any restrictive legends. The Form S-4 was declared effective in December 2010.

Jazz applied the provisions of ASC 470-50 “Modifications and Extinguishments” to account for debt exchange. Jazz first, determined that the exchange was not considered troubled debt, mainly due to the fact that no concession was given by the creditor. Based on the provisions of ASC 470-50 Jazz determined that the exchange resulted in an extinguishment of the old debt and the issuance of a new debt.  As described above the Warrants J and New Notes were issued to settle the Old Notes. Jazz considered the transaction to be at arm's length (the transaction was made between willing unrelated parties) and as such to provide evidence of fair value. Since the new debt were not traded and no quotes were available, Jazz determined the fair value of the New Notes in a manner consistent with the manner used in the allocation of the purchase price of Jazz in September 2008, by giving weight to the present value techniques. This, together with the fair value of the warrants, was used to determine the value of the Old Notes and resulted in an expense of approximately $2,350, which has been recorded in the statement of operations report for the year ended December 31, 2010. Since the Warrants J may be settled in cash in certain instances beyond Tower's control, the fair value of the Warrants J was recorded in liabilities and the corresponding entry was part of the overall expense of the debt exchange described above.

As of December 31, 2010, $93,556 in principal amount of the notes was outstanding.

TOWER SEMICONDUCTOR LTD. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(dollars in thousands, except share data and per share data)

NOTE 13           -   FINANCIAL INSTRUMENTS AND FAIR VALUE MEASURMENTS

The Company makes certain disclosures with regard to financial instruments, including derivatives. These disclosures include, among other matters, the nature and terms of derivative transactions, information about significant concentrations of credit risk and the fair value of financial assets and liabilities.

A.	Interest Rate Derivatives

A derivative is typically defined as an instrument whose value is derived from an underlying instrument, index or rate, has a notional amount, requires no or little initial investment and can be net settled.

ASC Topic 815 “Derivatives and Hedging” requires that all derivatives be recorded in the financial statements at their fair value at the date of the financial statements. The changes in the fair value of the derivatives are charged to the statement of operations unless designated as a hedging item in a cash flows hedge at which time changes are classified in other comprehensive income, to the extent effective.

Tower, from time to time, enters into agreements to hedge variable interest rate exposure on long-term loans. Tower uses interest rate collar agreements, some with knock-out and knock-in features to hedge its LIBOR-based variable long-term debt cash flow exposure. The knock-out feature was set above the cap level and the knock-in feature was set below the floor level. The derivatives, although used as economic hedges, are not treated as hedges for accounting purposes. The changes in fair value are recorded immediately in earnings.

As of December 31, 2010 and 2009, Tower had outstanding agreements to economically hedge interest rate exposure on loans drawn down under the Facility Agreement, in the aggregate amounts of $90,000 and $120,000, respectively. These agreements resulted in a loss of $1,396, $1,552 and $2,097 for the years ended December 31, 2010, 2009 and 2008, respectively.

The Company does not hold or issue derivative financial instruments for non-hedging purposes.

B.	Concentration of Credit Risks

Financial instruments that potentially subject the Company to concentrations of credit risk consist principally of cash and cash equivalents, short-term bank deposits, trade receivables and government agencies receivables. The Company's cash and cash equivalents are maintained with large and reputable banks, and the composition and maturities of investments are regularly monitored by the Company. Generally, these securities may be redeemed upon demand and bear minimal risk.

TOWER SEMICONDUCTOR LTD. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(dollars in thousands, except share data and per share data)

NOTE 13           -   FINANCIAL INSTRUMENTS AND FAIR VALUE MEASURMENTS (cont.)

B.	Concentration of Credit Risks (cont.)

The Company generally does not require collateral for insurance, however, in certain circumstances the Company maintains a credit insurance policy or may require letters of credit. An allowance for doubtful accounts is determined with respect to those amounts that were determined to be doubtful of collection. The Company performs ongoing credit evaluations of its customers, see Note 17.

The Company is exposed to credit-related losses in respect of derivative financial instruments in a manner similar to the credit risk involved in the realization or collection of other types of assets. The Company believes that its exposure to credit risk is immaterial considering its overall position with the Banks that are the counterparty to the derivatives.

C.	Fair Value of Financial Instruments

The estimated fair values of the Company’s financial instruments, excluding debentures and banks loans, do not materially differ from their respective carrying amounts as of December 31, 2010 and 2009. The fair values of Tower and Jazz’s debentures, based on quoted market prices or other valuation as of December 31, 2010 and 2009, were $393,356 and $240,272, respectively compared to carrying amounts of $339,777 and $241,207, for the above dates, respectively.

D.	Fair Value Measurements

Fair values were determined, as follows:

•
For Tower's loans from Israeli Banks, fair value is based on the income approach using a present value technique under which the cash flows used in the technique reflect the cash stream expected to be used to satisfy the obligation over its economic life. Tower discounted expected cash flows as forecasted each quarter using the appropriate discount rate for the applicable maturity based on the expected contractual payments.

•	For Embedded Derivatives and Warrants - the Company utilized the Black Scholes Merton formula.

•	For Over the Counter derivatives - the Company used the market approach using quotation from independent brokers and dealers.

•	For Tower's Series E - the market approach using quoted market prices for the liability traded as an asset was used.

TOWER SEMICONDUCTOR LTD. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(dollars in thousands, except share data and per share data)

NOTE 13           -   FINANCIAL INSTRUMENTS AND FAIR VALUE MEASURMENTS (cont.)

D.	Fair Value Measurements (cont.)

Recurring Fair Value Measurements Using the Indicated Inputs:

	December 31, 2010	Quoted prices in active market for identical liability (Level 1)	Significant other observable inputs (Level 2)	Significant unobservable inputs (Level 3)
Convertible debentures series E	$39,811	$39,811	$--	$--
Tower's loans (including current maturities)	119,882	--	--	119,882
Derivatives	774	--	774	--
Warrants and previously bifurcated conversion option	20,892	--	--	20,892
	$181,359	$39,811	$774	$140,774

Liabilities measured on a recurring basis using significant unobservable inputs (Level 3):

	Tower's debt (including current maturities)	Warrants and previously bifurcated conversion option
As of January 1, 2010 - at fair value	$167,606	$12,034
Warrants exercise	--	(3,790)
Decrease in bifurcated conversion option due to conversions	--	(6,346)
Issuance of warrants	--	13,247
Loan repayment	(49,065)	--
Total losses unrealized in earnings	1,341	5,747
As of December 31, 2010- at fair value	$119,882	$20,892
Unrealized losses recognized in earnings from liabilities held at period end	$1,341	$5,747

Non Recurring Fair Value Measurements Using the Indicated Inputs:

	Jazz’s New Notes as of Exchange Date (Note 12G)	Significant unobservable inputs (Level 3)
Jazz’s New Notes	$62,539	$62,539
	$62,539	$62,539

TOWER SEMICONDUCTOR LTD. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(dollars in thousands, except share data and per share data)

NOTE 13           -   FINANCIAL INSTRUMENTS AND FAIR VALUE MEASURMENTS (cont.)

D.	Fair Value Measurements (cont.)

Recurring Fair Value Measurements Using the Indicated Inputs:

	December 31, 2009	Quoted prices in active market for identical liability (Level 1)	Significant other observable inputs (Level 2)	Significant unobservable inputs (Level 3)
Convertible debentures series E	$37,342	$37,342	$--	$--
Tower's long-term debt	167,606	--	--	167,606
Derivatives	3,502	--	3,502	--
Warrants and previously bifurcated conversion option	12,779	745	--	12,034
	$221,229	$38,087	$3,502	$179,640

Liabilities measured on a recurring basis using significant unobservable inputs (Level 3):

	Long-term debt	Convertible debentures series E	Warrants and previously bifurcated conversion option
As of January 1, 2009 - at fair value	$202,989	$16,825	$--
Reclassification of warrants and previously bifurcated conversion option from equity to liability - see Note 2T	--	--	89
Warrants exercise	--	--	(1,325)
Decrease in bifurcated conversion option due to conversions	--	--	(477)
Total losses (gains) unrealized in earnings	(35,383)	5,922	13,747
Transfer out of level 3 following the emergence of reliable quotes	--	(22,747)	--
As of December 31, 2009 - at fair value	$167,606	$--	$12,034
Unrealized losses (gains) recognized in earnings from liabilities held at period end	$(35,383)	$5,922	$13,747

TOWER SEMICONDUCTOR LTD. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(dollars in thousands, except share data and per share data)

NOTE 14           -   OTHER LONG-TERM LIABILITIES

A.	Other long-term liabilities consist of the following:

	As of December 31,
	2010	2009
Accrued severance pay and other employee benefit plans, see B and C below	$27,892	$26,770
Long-term liability to a Primary Wafer Partner net of current maturity, see Notes 15A(4) and 15D(2)	710	4,929
Deferred tax liability	9,876	11,195
Warrants and previously bifurcated conversion option	16,506	12,034
Others (*)	10,203	5,460
	$65,187	$60,388

(*)	Includes $772 and $1,370 as of December 31, 2010 and 2009, respectively, of interest payable to related parties in regard to Series B, see also Note 12B.

B.	Employee Termination Benefits

Israeli law and labor agreements determine the obligations of Tower to make severance payments to dismissed employees and to employees leaving employment under certain circumstances. Generally, the liability for severance pay benefits, as determined by Israeli Law, is based upon length of service and the employee’s monthly salary. This liability is primarily covered by regular deposits made each month by Tower into recognized severance and pension funds and by insurance policies purchased by Tower, based on the employee’s salary for the relevant month. The amounts so funded and the liability are reflected separately on the balance sheets in long-term investments and other long-term liabilities, respectively. Commencing January 1, 2005, Tower started implementing a labor agreement with regard to most of its employees, according to which monthly deposits into recognized severance and pension funds or insurance policies release it from any additional severance obligation to its employees and therefore Tower incurs no liability or asset, since that date. Any net severance pay amount as of such date will be released on the employee’s termination date. Payments relating to Israeli employee termination benefits were approximately $3,437, $2,496 and $4,018 for 2010, 2009 and 2008, respectively.

C.	Employee Benefit Plans

The following information provided recognizes the changes in 2010, 2009 and 2008 periodic expenses and benefit obligations due to the bargaining agreement effective December 19, 2009 entered into by Jazz with its collective bargaining unit employees.

TOWER SEMICONDUCTOR LTD. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(dollars in thousands, except share data and per share data)

NOTE 14           -   OTHER LONG-TERM LIABILITIES (cont.)

C.	Employee Benefit Plans (cont.)

Postretirement Medical Plan

The components of the net periodic benefit cost and other amounts recognized in other comprehensive income (loss) for postretirement medical plan expense are as follows:

	Year ended December 31, 2010	Year ended December 31, 2009	Year ended December 31, 2008
Net periodic benefit cost
Service cost	$177	$178	$46
Interest cost	512	463	126
Expected return on the plan's assets	--	--	--
Amortization of transition obligation (asset)	--	--	--
Amortization of prior service costs	--	--	--
Amortization of net (gain) or loss	48	57	--
Total net periodic benefit cost	$737	$698	$172
Other changes in plan assets and benefits obligations recognized in other comprehensive income
Prior service cost for the period	$376	$--	$--
Net (gain) or loss for the period	643	19	1,338
Amortization of transition obligation (asset)	--	--	--
Amortization of prior service costs	--	--	--
Amortization of net (gain) or loss	(48)	(57)	--
Total recognized in other comprehensive income	$971	$(38)	$1,338
Total recognized in net periodic benefit cost and other comprehensive income	$1,708	$660	$1,510

Weighted average assumptions used:
Discount rate	6.30%	6.10%	7.00%
Expected return on plan assets	N/A	N/A	N/A
Rate of compensation increases	N/A	N/A	N/A
Assumed health care cost trend rates:
Health care cost trend rate assumed for current year	10.00%	9.00%	9.00%
Ultimate rate	5.00%	5.00%	5.00%
Year the ultimate rate is reached	2017	2015	2014
Measurement date	December 31, 2010	December 31, 2009	December 31, 2008

TOWER SEMICONDUCTOR LTD. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(dollars in thousands, except share data and per share data)

NOTE 14           -   OTHER LONG-TERM LIABILITIES (cont.)

C.	Employee Benefit Plans (cont.)

Impact of one-percentage point change in assumed health care cost trend rates as of December 31, 2010:

	Increase	Decrease
Effect on service cost and interest cost	$125	$(100)
Effect on postretirement benefit obligation	$1,539	$(1,250)

The components of the change in benefit obligation; change in plan assets and funded status for Jazz’s pension plan are as follows:

	Year ended December 31, 2010	Year ended December 31, 2009	Year ended December 31, 2008
Change in benefit obligation:
Benefit obligation at beginning of period	$8,232	$7,688	$6,226
Service cost	177	178	46
Interest cost	512	463	126
Benefits paid	(129)	(116)	(48)
Change in plan provisions	376	--	--
Actuarial loss	643	19	1,338
Benefit obligation end of period	$9,811	$8,232	$7,688
Change in plan assets:
Fair value of plan assets at beginning of period	$--	$--	$--
Actual return on plan assets	--	--	--
Employer contribution	129	116	48
Benefits paid	(129)	(116)	(48)
Fair value of plan assets at end of period	--	--	--
Funded status	$(9,811)	$(8,232)	$(7,688)

TOWER SEMICONDUCTOR LTD. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(dollars in thousands, except share data and per share data)

NOTE 14           -   OTHER LONG-TERM LIABILITIES (cont.)

C.	Employee Benefit Plans (cont.)

	As of December 31, 2010	As of December 31, 2009	As of December 31, 2008
Amounts recognized in statement of financial position:
Non-current assets	$--	$--	$--
Current liabilities	(200)	(199)	(180)
Non-current liabilities	(9,611)	(8,033)	(7,508)
Net amount recognized	$(9,811)	$(8,232)	$(7,688)
Weighted average assumptions used:
Discount rate	5.90%	6.30%	6.10%
Rate of compensation increases	N/A	N/A	N/A
Assumed health care cost trend rates:
Health care cost trend rate assumed for next year (Pre 65/ Post 65)	10.0%/21.0%	10.0%/10.0%	9.0%/9.0%
Ultimate rate (Pre 65/ Post 65)	5.00%/5.00%	5.00%/5.00%	5.00%/5.00%
Year the ultimate rate is reached (Pre 65/ Post 65)	2021/2019	2017/2017	2015/2015

The following benefit payments are expected to be paid in each of the next five fiscal years and in the aggregate for the five fiscal years thereafter:

Fiscal Year	Other Benefits
2011	$200
2012	267
2013	286
2014	364
2015	399
2016 - 2021	$2,899

Pension Plan

Jazz has a pension plan that provides for monthly pension payments to eligible employees upon retirement. The pension benefits are based on years of service and specified benefit amounts. Jazz uses a December 31 measurement date. Jazz makes quarterly contributions in accordance with the minimum actuarially determined amounts.

The components of the change in benefit obligation, the change in plan assets and funded status for Jazz’s pension plan are as follows:

TOWER SEMICONDUCTOR LTD. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(dollars in thousands, except share data and per share data)

NOTE 14          -   OTHER LONG-TERM LIABILITIES (cont.)

C.	Employee Benefit Plans (cont.)

	Year ended December 31, 2010	Year ended December 31, 2009	Year ended December 31, 2008
Net periodic benefit cost
Service cost	$106	$306	$101
Interest cost	729	679	203
Expected return on plan assets	(693)	(537)	(189)
Amortization of transition obligation/(asset)	--	--	--
Amortization of prior service costs	--	--	--
Amortization of net (gain) or loss	--	192	--
Total net periodic benefit cost	$142	$640	$115
Other changes in plan assets and benefits obligations recognized in other comprehensive income
Prior service cost for the period	$--	$--	$--
Net (gain) or loss for the period	(85)	(1,415)	2,804
Amortization of transition obligation (asset)	--	--	--
Amortization of prior service costs	--	--	--
Amortization of net (gain) or loss	--	(192)	--
Total recognized in other comprehensive income	$(85)	$(1,607)	$2,804
Total recognized in net periodic benefit cost and other comprehensive income	$57	$(967)	$2,919
Weighted average assumptions used:
Discount rate	6.20%	6.20%	7.00%
Expected return on plan assets	7.50%	7.50%	7.50%
Rate of compensation increases	N/A	N/A	N/A

	Year ended December 31, 2010	Year ended December 31, 2009	Year ended December 31, 2008
Estimated amounts that will be amortized from accumulated other comprehensive income in the next fiscal year ending:
Transition obligation (asset)	$--	$--	$--
Prior service cost	--	--	--
Net actuarial (gain) or loss	$--	$--	$192

TOWER SEMICONDUCTOR LTD. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(dollars in thousands, except share data and per share data)

NOTE 14          -   OTHER LONG-TERM LIABILITIES (cont.)

C.	Employee Benefit Plans (cont.)

The components of the change in benefit obligation; change in plan assets and funded status for Jazz’s pension plan are as follows:

	Year ended December 31, 2010	Year ended December 31, 2009	Year ended December 31, 2008
Change in benefit obligation:
Benefit obligation at beginning of period	$11,939	$11,101	$9,961
Service cost	106	306	101
Interest cost	729	679	203
Benefits paid	(265)	(241)	(47)
Change in plan provisions	--	--	--
Actuarial loss (gain)	596	94	883
Benefit obligation end of period	$13,105	$11,939	$11,101
Change in plan assets
Fair value of plan assets at beginning of period	$9,253	$6,995	$8,560
Actual return on plan assets	1,375	2,046	(1,732)
Employer contribution	379	453	214
Benefits paid	(265)	(241)	(47)
Fair value of plan assets at end of period	$10,742	$9,253	$6,995
Funded status	$(2,363)	$(2,686)	$(4,106)
Accumulated benefit obligation	$(13,105)	$(11,939)	$(11,101)
Amounts recognized in statement of financial position
Non-current assets	$--	$--	$--
Current liabilities	--	--	--
Non-current liabilities	(2,363)	(2,686)	(4,106)
Net amount recognized	$(2,363)	$(2,686)	$(4,106)
Weighted average assumptions used
Discount rate	5.70%	6.20%	6.20%
Expected return on plan assets	7.50%	7.50%	7.50%
Rate of compensation increases	N/A	N/A	N/A

The following benefit payments are expected to be paid in each of the next five fiscal years and in the aggregate for the five fiscal years thereafter:

Fiscal Year	Other Benefits
2011	$384
2012	431
2013	486
2014	552
2015	598
2016 - 2020	$3,806

TOWER SEMICONDUCTOR LTD. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(dollars in thousands, except share data and per share data)

NOTE 14          -   OTHER LONG-TERM LIABILITIES (cont.)

C.	Employee Benefit Plans (cont.)

Jazz has estimated the expected return on assets of the plan of 7.5% based on assumptions derived from, among other things, the historical return on assets of the plan, the current and expected investment allocation of assets held by the plan and the current and expected future rates of return in the debt and equity markets for investments held by the plan. The obligations under the plan could differ from the obligation currently recorded if Jazz’s estimates are not consistent with actual investment performance.

Jazz’s pension plan weighted average asset allocations at December 31, 2010 by asset category are as follows:

Asset Category:	December 31, 2010	Target allocation 2011
Equity securities	74%	65 – 75%
Debt securities	26%	25 – 35%
Real estate	0%	0%
Other	0%	0%
Total	100%	100%

Jazz’s primary policy goals regarding the plan’s assets are cost-effective diversification of plan assets, competitive returns on investment, and preservation of capital. Plan assets are currently invested in mutual funds with various debt and equity investment objectives. The target asset allocation for the plan assets is 25-35% debt, or fixed income securities, and 65-75% equity securities. Individual funds are evaluated periodically based on comparisons to benchmark indices and peer group funds and necessary investment decisions are made by Jazz in accordance with the policy goals.

NOTE 15           -   COMMITMENTS AND CONTINGENCIES

A.	Commitments and Contingencies Relating to Fab 2

(1)	Overview

In 2001, the Company’s Board of Directors approved the establishment of the Company’s second wafer fabrication facility in Israel (“Fab 2”). In Fab 2, the Company manufactures semiconductor integrated circuits on silicon wafers in geometries of 0.18 to 0.13 micron on 200-millimeter wafers. In connection with the establishment, equipping and financing of Fab 2, the Company has entered into several related agreements and other arrangements and has completed several public and private financing transactions. The agreements and arrangements include those with technology partners, with SanDisk Corporation, Alliance Semiconductor Corporation, Macronix International Co., Ltd. and QuickLogic Corporation (collectively, the “Wafer Partners”), TIC, Banks, the Government of Israel through the Investment Center and others.

TOWER SEMICONDUCTOR LTD. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(dollars in thousands, except share data and per share data)

NOTE 15           -   COMMITMENTS AND CONTINGENCIES (cont.)

A.	Commitments and Contingencies Relating to Fab 2 (cont.)

(2)	Wafer Partner Agreements

Through December 31, 2004, the Wafer Partners invested under the Wafer Partner agreements an aggregate of $246,823. Of such amount, $201,059, was credited as paid in capital and $45,764, was established as long-term customers’ advances which may be, subject to the terms and conditions stipulated in the Wafer Partner agreements, as amended to date, utilized as credit against purchases to be made by the Wafer Partners, primarily through December 2010, or converted into paid-in-capital for a limited term.

Due to the termination by one of the Wafer Partners of its semiconductor business, the Company believed that no future utilization of the wafer credits will be made by such Wafer Partner, hence a full write-down of its outstanding wafer credits in the amount of $9,747 was recorded during 2007. In 2009, an additional amount of $2,342 was recorded as a write–down due to low utilization of the wafer credits expected from another Wafer Partner based on past history and future forecasts received from the Wafer Partner.

As of December 31, 2010 and 2009, the outstanding long-term Wafer Partners customers’ advances were $7,757 and $8,262, respectively.

In August 2006, Tower signed an agreement with SanDisk, one of the Wafer Partners, to invest in the expansion of its 0.13 micron manufacturing capacity. For the agreement with SanDisk, as amended, see Note D(2) below.

For amendments to the Wafer Partner agreements, see (4) below.

(3)	TIC Agreements

For agreements during the years 2007-2009, see Note 11B.

(4)	Amendments to the Primary Wafer Partner Agreements

In 2006, Tower and one of the Primary Wafer Partners entered into an agreement to extend the date until which the credits could be utilized and would be subject to repayment if not so utilized in December 2009. Further, according to the agreement, with respect to certain orders placed until July 2006, and all orders placed thereafter through December 2009, such utilized advances bear interest at an annual rate equal to three-month USD LIBOR plus 1.1%, payable at the end of each quarter, through December 2009.  During 2009, it has been agreed to extend the repayment schedule of the utilized advances and amend the terms of credits utilization. In 2010 the parties extended the repayment schedule of the utilized advances to eight quarterly installments through September 2011. Further, Tower shall provide the Wafer Partner with a credit against orders to be placed as agreed.

TOWER SEMICONDUCTOR LTD. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(dollars in thousands, except share data and per share data)

NOTE 15            -   COMMITMENTS AND CONTINGENCIES (cont.)

A.	Commitments and Contingencies Relating to Fab 2 (cont.)

(5)	Facility Agreement

Compliance with Financial Ratios and Covenants

As of the balance sheet date, Tower was in full compliance with all of the financial ratios and covenants under the Facility Agreement, as amended to date. According to the Facility Agreement, satisfying the financial ratios and covenants is a material provision. The amended Facility Agreement provides that if, as a result of any default, the Banks were to accelerate Tower’s obligations, Tower would be obligated, among other matters, to immediately repay all loans made by the Banks (which as of the approval date of the financial statements amounted to approximately $161,000) plus penalties, and the Banks would be entitled to exercise the remedies available to them under the Facility Agreement, including enforcement of their liens against all of Tower’s assets.

Liens

Under the Facility Agreement, Tower agreed to register liens in favor of the Banks on substantially all its present and future assets.

Offer by the Banks
If one or more certain bankruptcy related events occur, the Banks are entitled to bring a firm offer made by a potential investor to purchase Tower’s ordinary shares (“the Offer”) at a price provided in the Offer. In such case, Tower shall be required thereafter to procure a rights offering to invest up to 60% of the amount of the Offer on the same terms. If the Offer is conditioned on the Offer purchasing a majority of Tower’s outstanding share capital, the rights offering will be limited to allow for this, unless TIC and the Primary Wafer Partners agree to exercise in a rights offering rights applicable to their shareholdings and agree to purchase in a private placement enough shares to ensure that the full amount of the Offer is invested.

For further details in regard to the Facility Agreement, see Note 11B.

For interest rate derivatives agreements in connection with the loans under the Facility Agreement, see Note 13.

TOWER SEMICONDUCTOR LTD. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(dollars in thousands, except share data and per share data)

NOTE 15            -   COMMITMENTS AND CONTINGENCIES (cont.)

A.	Commitments and Contingencies Relating to Fab 2 (cont.)

(6)	Approved Enterprise Status

For details regarding Approved Enterprise Status relating to Fab 2, see Note 6C.

(7)	Agreement with the ILA

In November 2000, Tower entered into a development agreement with the Israel Land Administration (“ILA”) with respect to a parcel of land on which Fab 2 was constructed. Following the completion of the construction of Fab 2 on the land, in June 2003, Tower entered into a long-term lease agreement with the ILA for a period ending in 2049. The lease payments through 2049 relating to this lease have been paid in advance and are expensed through the operational lease period.

B.	License Agreements

(1)
In June 2000, Tower entered into a cross license agreement with a major technology company. According to the agreement, each party acquired a non-exclusive license to certain of the other’s patents. Tower agreed to pay an annual license fee through July 2005. In July 2006, Tower extended its cross license agreement with the major technology company in consideration for an annual license fee through 2010.

(2)
The Company enters into intellectual property and licensing agreements with third parties from time to time. The effect of each of them on the Company’s total assets and results of operations is immaterial. Certain of these agreements call for royalties to be paid by the Company to these third parties.

C.	Leases

(1)
Tower’s offices and engineering and manufacturing operations are located in a building complex situated in an industrial park in Migdal Ha’emek, in the northern part of Israel. These premises are currently occupied under a long-term lease from the ILA, which expires in 2032. Tower has no obligation for lease payments related to this lease through the year 2032.

(2)	With respect to a long-term lease agreement of land on which Fab 2 was constructed, see A(7) above.

(3)	Tower occupies certain other premises under various operating leases. The obligations under such leases were not material as of December 31, 2010.

TOWER SEMICONDUCTOR LTD. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(dollars in thousands, except share data and per share data)

NOTE 15           -   COMMITMENTS AND CONTINGENCIES (cont.)

C.	Leases (cont.)

4.
Since 2002, Jazz has leased its fabrication facilities, land and headquarters from Conexant under non-cancelable operating leases through 2017. Jazz has the unilateral option to extend the terms of each of these leases for two consecutive five-year periods ending in 2027. In December 2010, Conexant sold Jazz 's fabrication facilities, land and headquarters to Uptown Newport LP (“Uptown”), a joint venture consisting of a fund controlled by New York-based DRA Advisors LLC and an affiliate of the Shopoff Group, a real estate investment firm based in Irvine, California.  In connection with the sale, Jazz negotiated amendments to its operating leases that confirm Jazz’s ability to remain in the fabrication facilities through 2017 and Jazz’s unilateral options to extend the terms of each of these leases for two consecutive five-year periods. Under Jazz's leases with Conexant, Jazz’s rental payments consisted solely of its pro rata share of the expenses incurred by Conexant in the ownership of these buildings and applicable adjustments for increases in the consumer price index. These expenses included property taxes, building insurance, depreciation and common area maintenance.  Under the amended leases with Uptown, Jazz’s rental payments consist of  fixed base rent and fixed management fees and Jazz's pro rata share of certain expenses incurred by Uptown in the ownership of these buildings, including property taxes, building insurance and common area maintenance.  These lease expenses are included in operating expenses in the accompanying consolidated statements of operations. Jazz is not permitted to sublease space that is subject to the leases with Uptown without Uptown’s prior approval. Jazz also leases office and warehouse facilities from third parties. In connection with the acquisition of Jazz Semiconductor, Jazz and Conexant had previously executed amendments to the leases, and additional amendments were executed with Uptown in December 2010. Under the lease amendments, Uptown may terminate the lease for Jazz’s headquarters building, but not Jazz’s fabrication facility, no earlier than January 2014.  If Uptown terminates the lease for Jazz’s headquarters building, it is obligated to pay Jazz a lease termination fee equal to $3,000 if the lease is terminated in January 2014, with the lease termination fee declining by $22 per month if Uptown terminates the headquarters building lease after January 2014.

TOWER SEMICONDUCTOR LTD. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(dollars in thousands, except share data and per share data)

NOTE 15            -   COMMITMENTS AND CONTINGENCIES (cont.)

C.	Leases (cont.)

4.	(cont.)

Aggregate rental expense under operating leases, including amounts paid to Conexant and Uptown, was approximately $2,400 for the year ended December 31, 2010, $2,400 for the year ended December 31, 2009 and $700 and $2,000 for the periods ended December 31, 2008 and September 18, 2008, respectively.

As of December 31, 2010, future minimum payments under operating leases are primarily due to Uptown and these costs have been estimated based on the actual costs incurred during 2010 and the costs determined under the amended leases with Uptown,  and when applicable have been adjusted for increases in the consumer price index.

Future minimum payments under non-cancelable operating leases are as follows:

	Payment Obligations by Year
	2011	2012	2013	2014	2015	Thereafter	Total
Operating leases	$2,300	$2,300	$2,300	$2,300	$2,300	$2,753	$14,253

D.	Other Principal Agreements

The Company, from time to time in the ordinary course of business, enters into long-term agreements with various entities for the joint development of products and processes utilizing technologies owned separately by either the other entity or the Company, or owned jointly by both parties, as applicable.

(1)	Siliconix

In 2004, Tower and Siliconix incorporated (“Siliconix”), a subsidiary of Vishay Intertechnology Inc., entered into a definitive long-term foundry agreement for semiconductor manufacturing. During recent years, the parties amended the agreement several times to revise the terms of the purchase of wafers, and transfer additional product platforms to Tower for the manufacturing of new products.

(2)	SanDisk Corporation

In 2006, Tower and SanDisk Corporation (“SanDisk”), one of its Primary Wafer Partners, signed a Loan Agreement under which Tower borrowed approximately $10,000 from SanDisk for the purpose of financing the purchase of a portion of the equipment needed for 0.13 micron production and SanDisk was granted a first ranking charge on the equipment purchased therewith. The loan yielded interest on the amounts outstanding at three-month USD LIBOR plus 1.1%. Thereafter, the parties amended the said agreement mainly to revise the terms of the loan repayments schedule. As of December 31, 2010, Tower fully repaid the loan.

TOWER SEMICONDUCTOR LTD. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(dollars in thousands, except share data and per share data)

 NOTE 15          -   COMMITMENTS AND CONTINGENCIES (cont.)

D.	Other Principal Agreements (cont.)

(3)	An agreement with an Asian entity

In November 2009, Tower entered into a definitive agreement with an Asian entity. Under the said agreement, Tower will provide turnkey manufacturing solutions and will arrange for the required manufacturing know-how, training and certain assets required for the capacity ramp-up of the Asian entity.

For revenue recognition policy for that contract, see Note 2K. During the year ended December 31, 2010, Tower recorded $70,999 revenues and $43,734 expenses in the statement of operation relating to said agreement.

E.	Environmental Affairs

The Company’s operations are subject to a variety of laws and governmental regulations in Israel relating to the use, discharge and disposal of toxic or otherwise hazardous materials used in the production processes. Operating permits and licenses are required for the operation of the Company’s facilities and these permits and licenses are subject to revocation, modification and renewal. Government authorities have the power to enforce compliance with these regulations, permits and licenses. As of the approval date of the financial statements, the Company was in compliance with the terms of said permits and licenses.

F.	International Trade Commission Action

During 2008, an International Trade Commission (“ITC”) action was filed by Agere/LSI Corporation (“LSI”), which alleged infringement by 17 corporations of LSI’s patent No. 5,227,335. Following the initial filing, in October 2008, LSI amended the ITC complaint to add Tower, Jazz and three other corporations as additional respondents. In September 2009, the administrative law judge (“Judge”) ruled against LSI and in favor of the respondents, determining that the patent claims asserted by LSI are invalid. In November 2009, in response to a Petition for Review filed by LSI, the ITC determined that it would review the Judge’s determination on patent invalidity. In March 2010, the ITC determined that there is no ITC violation and the LSI patent was ruled to be invalid. LSI appealed that determination to the U.S. Court of Appeals for the Federal Circuit. While the appeal was pending, the patent expired. In November 2010, the Federal Circuit issued an order vacating the ITC’s final determination and remanding the investigation to the ITC with instructions to dismiss the investigation as moot in light of the expiration of the patent, and the ITC dismissed the ITC action as moot. The Company does not know whether any further legal proceedings will be pursued by LSI and cannot predict the outcome thereof.

TOWER SEMICONDUCTOR LTD. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(dollars in thousands, except share data and per share data)

NOTE 15           -   COMMITMENTS AND CONTINGENCIES (cont.)

G.
In connection with Jazz's aerospace and defense business, its facility security clearance and trusted foundry status, Tower and Jazz are working with the Defense Security Service of the United States Department of Defense (“DSS”) to develop an appropriate structure to mitigate any concern of foreign ownership, control or influence over the operations of Jazz specifically relating to protection of classified information and prevention of potential unauthorized access thereto. In order to safeguard classified information, it is expected that the DSS will require adoption of a Special Security Agreement (“SSA”). The SSA may include certain security related restrictions, including restrictions on the composition of the board of directors, the separation of certain employees and operations, as well as restrictions on disclosure of classified information to Tower. The provisions contained in the SSA may also limit the projected synergies and other benefits to be realized from the Jazz Merger. There is no assurance when, if at all, an SSA will be reached.

H.	Other Commitments

Receipt of certain research and development grants from the government of Israel is subject to various conditions. In the event Tower fails to comply with such conditions, Tower may be required to repay all or a portion of the grants received. In Tower's opinion, Tower has been in full compliance with the conditions through December 31, 2010. In regard to Investment Center grants, see Note 6C.

NOTE 16           -   SHAREHOLDERS’ EQUITY

A.	Description of Ordinary Shares

As of December 31, 2010 and 2009, Tower had 1.1 billion authorized ordinary shares, par value NIS 1.00 each, of which approximately 266 and 199 million, respectively, were issued and outstanding (net of 1.3 million ordinary shares held by Tower as of such dates). As of December 31, 2010, there were additional ordinary shares of Tower contingently issuable under various agreements according to their provisions, as detailed below: (i) the possible exercise of outstanding warrants, see notes 12D, F and J below; (ii)  the possible exercise of options granted to employees of the Company and non-employees, see B(1) below; (iii) the possible conversion of outstanding convertible debentures, see Note 12; (iv) the possible exercise of equity equivalent capital notes, see C below; (v) the possible exercise of Israeli Banks warrants, see B(5) below; and (vi) the conversion of Jazz’s convertible debentures and the exercise of Jazz’s outstanding warrants into Tower’s ordinary shares, see Note 12G and H below. Holders of ordinary shares are entitled to participate equally in the payment of cash dividends and bonus share (stock dividend) distributions and, in the event of the liquidation of Tower, in the distribution of assets after satisfaction of liabilities to creditors. Each ordinary share is entitled to one vote on all matters to be voted on by shareholders.

TOWER SEMICONDUCTOR LTD. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(dollars in thousands, except share data and per share data)

NOTE 16           -   SHAREHOLDERS’ EQUITY (cont.)

B.	Share Option Plans

(1)	Employee, Chairman of the Board of Directors, Chief Executive Officer and Director Share Options

(a)	General

The Company has granted to its employees options to purchase ordinary shares under several option plans adopted by the Company since 1995. The particular provisions of each plan and grant vary as to vesting period, exercise price, exercise period and other terms. Generally, the options are granted at an exercise price which equals the closing market price of the ordinary shares immediately prior to the date of grant, vest over a one to four-year period according to various vesting schedules, and are not exercisable beyond ten years from the grant date.

(b)	Share Incentive Plan for the Chairman of Board

In June 2009, the Audit Committee and the Board approved a grant to the Chairman of the Board of options to purchase 11.5 million Tower ordinary shares, which was further approved by Tower's shareholders in November 2009 (the “Date of Grant”). The exercise price is $0.29 (but not lower than the nominal value of Tower's ordinary shares), which was the closing price of Tower's ordinary shares on the NASDAQ Global Market on the trading day immediately prior to the date of approval of the grant by the Board. The options vest over three years as follows: 50% of the options shall vest on the second anniversary of the Date of Grant and an additional 50% on the third anniversary of the Date of Grant. The options are exercisable for a period of seven years from the Date of Grant. The compensation cost of the options granted was determined based on the fair value at the Date of Grant and amounted to $9,711. Such amount is expensed on an accelerated basis over the vesting periods of the options.

(c)	Share Incentive Plan for the Company's Employees and CEO

In April 2005, the Board approved the grant of options to purchase up to 1.3 million ordinary shares to the Chief Executive Officer (“CEO”), who also serves as a director, which was further approved by Tower’s shareholders in October 2005. These options are exercisable at an exercise price of $1.56, which was the closing market price of Tower’s shares on the last trading day prior to the Board approval of the grant. These options vested over a four-year period, 25% vested each year of employment. The options granted are exercisable for a period of ten years from the date of grant.

TOWER SEMICONDUCTOR LTD. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(dollars in thousands, except share data and per share data)

NOTE 16            -   SHAREHOLDERS’ EQUITY (cont.)

B.	Share Option Plans (cont.)

(1)	Employee, Chairman of the Board of Directors, Chief Executive Officer and Director Share Options (cont.)

(c)	Share Incentive Plan for the Company's Employees and CEO (cont.)

In May 2006, the Audit Committee and Board approved the grant of options to the CEO, in addition to the options granted to him in 2005, such that in total, the CEO will hold options to purchase shares that represent 4% of Tower’s ordinary shares on a fully diluted basis during the two-year period from the approval of the Audit Committee. The exercise price of the initial grant of the additional options was $1.45, the 90-day average closing price of Tower’s ordinary shares prior to the Board's approval. Dilutive events following May 2006 and until May 2008 also entitled him to additional option grants with an exercise price equal to the price per share of the newly issued securities. The additional options granted during the two-year period vested in equal amounts over 4 years of employment commencing from May 2006. The options are exercisable for a period of 10 years from the date of grant. Such grant of options and its terms were approved by Tower’s shareholders in September 2006.

In May 2006, the Board approved that if the total number of employee options, including the options to the CEO, during the two-year period from May 2006 will represent less than 8% of Tower’s ordinary shares on a fully diluted basis.

In November 2008, the Audit Committee and Board approved Tower’s 2009 Employee Share Incentive Plan (the “Plan”) to grant options and/or restricted share units (“RSU’s”) to the Company’s employees (including its CEO), which plan was approved by Tower’s  shareholders in April 2009. Up to approximately 28 million options are reserved for grant to the Company's employees (excluding its CEO), and approximately 28 million additional options under the Plan are reserved for grant to the CEO. However, the amount of available options for grant at any time will be reduced by the aggregate number of outstanding options available for grant under previous employee option plans and under the previous CEO Share Option Plan.

TOWER SEMICONDUCTOR LTD. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(dollars in thousands, except share data and per share data)

NOTE 16           -   SHAREHOLDERS’ EQUITY (cont.)

B.	Share Option Plans (cont.)

(1)	Employee, Chairman of the Board of Directors, Chief Executive Officer and Director Share Options (cont.)

(c)	Share Incentive Plan for the Company's Employees and CEO (cont.)

In June 2009, the Board approved a grant to the CEO under the Plan to purchase up to 8.5 million ordinary shares. These options are exercisable at an exercise price of $0.29 (but not lower than the nominal value of Tower’s ordinary shares), which was the closing price of Tower’s ordinary shares on the NASDAQ Global Market on the trading day immediately prior to the date of approval of the grant by the Board. These options will vest over a three-year period as follows: 50% of the options shall vest on the second anniversary of the date of grant and an additional 50% on the third anniversary of the date of grant. The options granted are exercisable for a period of seven years from the date of grant.

As of the balance sheet date, a total of 23.4 million options were outstanding to the CEO. The compensation cost of the total options granted to the CEO was determined based on the fair value on the respective grant dates and amounted to $13,139. Such amount is expensed over the vesting periods of the options.

In June 2009, the Board approved a grant to the employees of the Company under the Plan to purchase up to 9 million ordinary shares. These options are exercisable at an exercise price of $0.29 (but not lower than the nominal value of Tower’s ordinary shares), which was the closing price of Tower’s ordinary shares on the NASDAQ Global Market on the trading day immediately prior to the date of approval of the grant by the Board. These options will vest over a three-year period as follows: 50% of the options shall vest on the second anniversary of the date of grant and an additional 50% on the third anniversary of the date of grant. The options granted are exercisable for a period of seven years from the date of grant.

As of the balance sheet date, approximately 8.2 million options are available for future grant of options to Company employees.

TOWER SEMICONDUCTOR LTD. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(dollars in thousands, except share data and per share data)

NOTE 16           -   SHAREHOLDERS’ EQUITY (cont.)

B.	Share Option Plans (cont.)

(1)	Employee, Chairman of the Board of Directors, Chief Executive Officer and Director Share Options (cont.)

(d)	Options Granted to Directors

During 2001, the Audit Committee, the Board and the shareholders approved a stock option plan pursuant to which certain of Tower's directors will be granted options to purchase up to 400,000 Tower ordinary shares (40,000 to each eligible director appointed to the Board of Directors) at an exercise price equal to the closing market price of Tower’s ordinary shares immediately prior to the date of grant. As of December 31, 2010, 120,000 options were outstanding under said plan with a weighted average exercise price of $1.58.

Options granted under said plan vest over a four-year period according to various vesting schedules, and generally may not be exercised beyond five years from the date they first become exercisable. So long as the Independent Directors' Option Plan described below remains in effect, no new independent director, appointed after January 2007 will be entitled to receive options under the 2001 director options plan.

(e)	Independent Directors’ Option Plan

In November 2006, the Board approved, following the approval by the Audit Committee, the grant to each independent director options to purchase Tower’s ordinary shares (“Initial Options”) that shall equal 150,000 less the number of options to purchase Tower’s ordinary shares held by such independent director as of January 31, 2007, the date the shareholders approved the grant (the “Initial Grant Date”) and which, as of the Initial Grant Date, have not vested. The Initial Options shall vest over 3 years: one third will vest on the 12 month anniversary of the Initial Grant Date, and thereafter, the remaining two thirds will vest on a monthly basis until fully vested. The exercise price of the Initial Options is $1.88, which was the closing price of Tower’s ordinary shares on NASDAQ on the trading day immediately prior to the Initial Grant Date. Each new independent director appointed after the Initial Grant Date shall be granted 150,000 options to purchase Tower’s ordinary shares (“Subsequent Options”), which, shall vest over 3 years: one third on the 12 month anniversary of the date on which such independent director shall have served on the Board, the remaining two thirds will vest on a monthly basis until fully vested. The exercise price per Subsequent Option shall be the closing price of Tower’s ordinary shares on NASDAQ on the trading day immediately prior to the relevant date of appointment.

TOWER SEMICONDUCTOR LTD. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(dollars in thousands, except share data and per share data)

NOTE 16           -   SHAREHOLDERS’ EQUITY (cont.)

B.	Share Option Plans (cont.)

(1)	Employee, Chairman of the Board of Directors, Chief Executive Officer and Director Share Options (cont.)

(e)	Independent Directors Option Plan (cont.)

Upon each 36 month anniversary of a previous grant of options to an independent director (each a “Tenure Grant Date”), each such independent director shall be granted an additional 150,000 options to purchase Tower’s ordinary shares (“Tenure Options”), which will vest over 3 years on a monthly basis until fully vested. The exercise price per Tenure Option shall be the closing price of Tower’s ordinary shares on NASDAQ on the trading day immediately prior to the relevant Tenure Grant Date. Subject to certain conditions, the Initial Options, Subsequent Options and Tenure Options that have vested shall be exercisable by an independent director for a period of ten years following the date on which the Initial Options, Subsequent Options or Tenure Options, as the case may be, first vested. So long as this option plan remains in effect, no future grants will be made to independent directors under the plan described in (d) above.

During 2009, under the Independent Director Share Option Plan, 0.3 million options were granted to new directors appointed to the Board in 2009 at an average exercise price of $0.20 (but not lower than the nominal value of Tower’s ordinary shares).

In January 2010, under the Independent-Director Share Option Plan, 150,000 Tenure Options were granted to an independent director at an exercise price of $1.15.

As of December 31, 2010, 0.88 million options were outstanding under said plan with a weighted average exercise price of $0.71.

The compensation cost of the total options granted to the directors and to independent directors under the plans described in (d) and (e) above was determined based on the fair value on the respective grant dates and amounted to $429. Such amount is expensed on an accelerated basis over the vesting periods of the options.

(2)	Summary of the Status of all the Company’s Employee and Director Share Options

A summary of the status of all employee and director share option plans as of December 31, 2010, 2009 and 2008, as well as changes during each of the years then ended, is presented below (for options granted to the Banks, see B(5) below):

TOWER SEMICONDUCTOR LTD. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(dollars in thousands, except share data and per share data)

NOTE 16           -   SHAREHOLDERS’ EQUITY (cont.)

B.	Share Option Plans (cont.)

(2)	Summary of the Status of all the Company’s Employee and Director Share Options (cont.)

	2010		2009		2008
	Number of share options	Weighted average exercise price	Number of share options	Weighted average exercise price	Number of share options	Weighted average exercise price
Outstanding as of beginning of year	61,524,549	$0.99	35,118,153	$1.62	29,595,535	$1.79
Granted	1,014,000	1.41	29,292,482	0.29	10,847,825	1.23
Exercised	(1,426,178)	0.79	(24,725)	0.85	(5)	1.45
Terminated	(14,700)	21.72	--	--	(32,712)	6.83
Forfeited	(1,900,406)	1.15	(2,861,361)	1.59	(5,292,490)	1.77
Outstanding as of end of year	59,197,265	0.99	61,524,549	0.99	35,118,153	1.62
Options exercisable as of end of year	28,002,921	$1.66	22,815,612	$1.74	15,585,571	$1.87

(3)	Summary of Information about Employee Share Options Outstanding

The following table summarizes information about employee share options outstanding as of December 31, 2010:

Outstanding as of December 31, 2010				Exercisable as of December 31, 2010
Range of exercise Prices	Number outstanding	Weighted average remaining contractual life (in years)	Weighted average exercise price	Number exercisable	Weighted average exercise price
$0.18-$ 0.29	28,282,232	5.74	$0.29	174,988	$0.19
0.32-0.69	1,204,308	7.69	0.54	1,058,252	0.54
0.84-0.95	578,312	7.44	0.87	279,279	0.87
1.06	2,296,450	7.11	1.06	998,000	1.06
1.15-1.44	1,308,309	5.59	1.33	1,203,635	1.35
1.45	7,169,551	5.40	1.45	6,995,551	1.45
1.50-1.59	9,244,066	5.20	1.54	8,778,816	1.54
1.6-1.78	2,455,828	6.09	1.72	1,867,441	1.73
1.8-1.83	1,372,508	6.27	1.81	1,361,258	1.81
1.88-1.96	2,728,747	2.79	1.88	2,728,747	1.88
2.02-2.28	1,792,479	5.49	2.12	1,792,479	2.12
$3.25-$11.81	764,475	3.82	$6.18	764,475	$6.18
	59,197,265			28,002,921

TOWER SEMICONDUCTOR LTD. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(dollars in thousands, except share data and per share data)

NOTE 16           -   SHAREHOLDERS’ EQUITY (cont.)

B.	Share Option Plans (cont.)

(3)	Summary of Information about Employee Share Options Outstanding (cont.)

	Year Ended December 31,
	2010	2009	2008
The intrinsic value of options exercised	$1,103	$11	$--
Cash received from the exercise of stock options	1,129	21	--
The tax benefit realized from stock options exercised	257	--	--
The fair value of options exercised	$433	$8	$--

The table below summarizes key information for the Plans as of December 31, 2010:

	Number of Shares Reserved for Grant	Number of Shares Outstanding	Number of Shares Available for Grant
Company Employees and CEO plan	56,585,762	43,443,955	13,141,807
Jazz Employees pre merger plan	5,381,216	1,871,647	--
Independent Directors plan	900,000	880,000	20,000
Directors plan	400,000	120,000	240,000
Chairman plan	11,500,000	11,500,000	--
Former Chairman plan	3,158,090	1,381,663	--
Total	77,925,068	59,197,265	13,401,807

Stock-based compensation expense was recognized in the following line items in the statement of operations as follows:

	Year Ended December 31,
	2010	2009	2008
Component of income (loss) before provision for income taxes:
Cost of revenue	$732	$545	$803
Research and development, net	690	587	603
Selling, general and administrative	4,991	1,709	4,697
Stock-based compensation expense	6,413	2,841	6,103
Income tax benefits related to stock-based compensation (before consideration of valuation allowance)	(173)	(124)	(28)
Stock-based compensation, net of taxes	$6,240	$2,717	$6,075

TOWER SEMICONDUCTOR LTD. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(dollars in thousands, except share data and per share data)

NOTE 16           -   SHAREHOLDERS’ EQUITY (cont.)

B.	Share Option Plans (cont.)

(4)	Weighted Average Grant-Date Fair Value of Options Granted to Employees

The weighted average grant-date fair value of the options granted during 2010, 2009 and 2008 to employees and directors amounted to $0.73, $0.52 and $0.43 per option, respectively. Tower utilizes the Binomial lattice model. Jazz utilizes the Black-Scholes model. The Company estimated the fair value, utilizing the following assumptions for the years 2010, 2009 and 2008 (all in weighted averages):

	2010	2009	2008
Risk-free interest rate	1.14%-3.64%	2.51%-3.83%	2.61%-4.27%
Expected life of options	7 years(*)	7 years(*)	10 years(*)
Expected annual volatility	50.97%-68.60%	63%-78.5%	51%-72%
Expected dividend yield	None	None	None

(*)	Expected life of options granted to Jazz employees was 4.75 and 4.7 years for the years ended December 31, 2010 and 2009, respectively.

(5)	Non-Employee Warrants -Banks Warrants

As of December 31, 2010, 8.6 million warrants to purchase ordinary shares of Tower, at terms described below, were outstanding and exercisable, at a weighted average exercise price of $1.92 per share, all the warrants are exercisable until December 2015.

In August 2009, as part of the terms of the August 2009 amendment to the Facility Agreement, Tower agreed to issue the Israeli Banks 1.1 million new warrants in three annual tranches of $1,000 each, at a quantity and price to be determined based on the future stock price (the first two tranches of which were issued for an exercise price of $0.89). See Note 11B for the accounting treatment of these warrants.

In 2010, as part of the Definitive Agreements with the Israeli Banks, the Israeli Bank warrants were extended to December 2015. The cost of the extension was determined based on the difference in fair value of the warrants prior and following the extension and amounted to a total of $2,478.

In lieu of paying the exercise price in cash, the Israeli Banks are entitled to exercise their warrants on a “cashless” basis, i.e. by forfeiting part of the warrants in exchange for ordinary shares equal to the aggregate fair market value of the shares underlying the warrants forfeited less the aggregate exercise price.

TOWER SEMICONDUCTOR LTD. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(dollars in thousands, except share data and per share data)

NOTE 16           -   SHAREHOLDERS’ EQUITY (cont.)

C.	Equity-Equivalent Capital Notes

All issued equity equivalent capital notes described in these financial statements have no voting rights, no maturity date, no dividend rights, are not tradable, are not registered, do not carry interest, are not linked to any index and are not redeemable. In January 2007, at the request of the Israeli Banks and TIC (the holders of the capital notes) pursuant to their right to request registration, the Company filed a registration statement with the SEC on Form F-3 for the registration of the shares underlying the capital notes.  The SEC, among other comments, required that the Israeli Banks and TIC be named as underwriters for purposes of this registration statement.  The Israeli Banks and TIC did not agree to be named as underwriters and in 2008 asked the Company to withdraw the registration statement. The shares underlying the capital notes remain unregistered under the US Securities Act of 1933. The equity equivalent capital notes are classified in shareholders’ equity. For further information regarding the equity equivalent capital notes, see Note 11B.

D.	Treasury Stock

During 1998, the Board authorized, subject to certain conditions, the purchase of up to 1.4 million of Tower ordinary shares to facilitate the exercise of employee stock options under Tower's share option plans. During 1999 and 1998, the Company funded the purchase by a trustee of 0.1 million and 1.2 million, respectively, of Tower's ordinary shares.

E.	Dividend Distributions

According to the Facility Agreement, as amended to date, Tower undertook not to distribute any dividends prior to the date that all amounts payable under the Facility Agreement have been paid in full.

F.	Private Placement in the US - March 2007

In March 2007, Tower completed a private placement of its securities in which it sold ordinary shares and warrants for the purchase of ordinary shares, raising a total of approximately $29,000 in gross proceeds. In the private placement, Tower issued approximately 18.8 million shares and warrants exercisable into approximately 9.4 million shares exercisable until March 2012 at an exercise price of $2.04 (“Series I Warrants”). This exercise price is subject to an adjustment mechanism under certain limited circumstances during a five year period. Under such circumstances, the exercise price was adjusted during 2009 to be $0.74.

TOWER SEMICONDUCTOR LTD. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(dollars in thousands, except share data and per share data)

NOTE 16           -   SHAREHOLDERS’ EQUITY (cont.)

F.	Private Placement in the US - March 2007 (cont.)

Following exercises by several investors, the Series I Warrants outstanding was approximately 3.6 million as of December 31, 2010. Following the adoption of EITF 07-5 as codified in ASC 815-40, on January 1, 2009, Series I Warrants were classified from equity to liabilities. Since Series I Warrants are carried at fair value, the changes in fair value reflect the decreased exercise price. Series I Warrants will continue to be carried at fair value due to potential exercise price adjustment.

G.	Shelf Prospectus - 2008

In January 2008, Tower filed a shelf registration statement on Form F-3 with the U.S. Securities and Exchange Commission, registering the possible offer and sale from time to time of up to $40,000 of securities which Tower may elect to so offer and sell during the three years following the effective date of the registration statement. The registration form was declared effective in February 2008. This registration statement was fully utilized following the investments detailed in I and J below.

H.	Securities Issuance Pursuant to the Jazz Merger

On September 19, 2008, pursuant to the terms of the Jazz Merger signed on May 19, 2008, Tower acquired all of Jazz’s outstanding capital in a stock-for-stock transaction.

For accounting purposes, the purchase price for the acquisition of Jazz’s stock was reconciled against all consideration made to date as follows:

Stock consideration	$39,189
Other equity consideration	7,555
Total merger consideration	46,744
Transaction costs	3,326
Total revised purchase price	$50,070

 For Warrants J issued in connection with the Notes exchange in 2010 see Note 12G.

Pursuant to the Jazz Merger, Jazz’s outstanding stock options immediately prior to September 19, 2008, whether vested or unvested, were converted to options to purchase Tower’s ordinary shares on the same terms and conditions as were applicable to such options, with adjusted exercise prices and numbers of shares to reflect the exchange ratio of the common stock. This conversion was accounted for as a modification in accordance with ASC 718 Compensation-Stock Compensation, with the fair value of the outstanding options of $1,290 being included as part of the purchase price.

TOWER SEMICONDUCTOR LTD. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(dollars in thousands, except share data and per share data)

NOTE 16           -   SHAREHOLDERS’ EQUITY (cont.)

H.	Securities Issuance Pursuant to the Jazz Merger (cont.)

Pursuant to the Jazz Merger, all outstanding warrants to purchase the shares of Jazz’s common stock that were outstanding immediately prior to September 19, 2008, became exercisable for Tower’s ordinary shares. The fair value of the outstanding warrants of $6,265 was included as part of the purchase price.

Tower’s transaction costs of $3,326 primarily consist of fees for financial advisors, attorneys, accountants and other advisors incurred in connection with the Jazz Merger.

I.	Definitive Agreement with Yorkville

In August 2009, Tower entered into a definitive agreement with YA Global Master SPV Ltd. (“Yorkville”), according to which Yorkville committed to invest in Tower, upon Tower's request, up to $25,000 over a period of 24 months by way of a stand-by equity-line, in consideration for ordinary shares of Tower to be issued at a 3% discount on the market price of the ordinary shares as determined in accordance with said agreement. This agreement, was amended a few times (with the last amendment in November 2010) to increase the maximum amount which Yorkville is committed to invest at Tower’s request, to a current aggregate of $95,000 and to reduce the discount on market price at which the shares are issued to 2%. During 2010, Yorkville invested in Tower an aggregate total of $54,950 for the issuance of approximately 40 million ordinary shares. As of December 31, 2010 an amount of $27,000 remains available for drawdown by Tower.

Investments made by Yorkville are required to be made such that Yorkville would not hold more than 4.99% of Tower’s ordinary shares during the period of said agreement.

No warrants or any debt or derivative instruments were issued by Tower under said agreement.

J.	Investment by Israeli Institutional Investors

In September 2009, Tower raised approximately $21,000 of gross proceeds from certain Israeli institutional investors invested in Tower’s shareholders’ equity. In consideration for such investment, Tower sold approximately 22 million ordinary shares and approximately 5.3 million warrants Series 6. Warrants Series 6 are exercisable through August 2011, are traded on the Tel Aviv Stock Exchange, and are classified as shareholders’ equity.

TOWER SEMICONDUCTOR LTD. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(dollars in thousands, except share data and per share data)

NOTE 16          -   SHAREHOLDERS’ EQUITY (cont.)

K.	Shelf Prospectus - 2009

In November 2009, Tower filed a shelf registration statement on Form F-3 with the U.S. Securities and Exchange Commission, registering the possible offer and sale from time to time of up to $50,000 of securities which Tower may elect to so offer and sell during the three years following the effective date of the registration statement. The registration form was declared effective in December 2009. The registration statement was fully utilized following the investments detailed in I above.

L.	Universal Registration Statement on Form F-3

In September 2010, Tower filed a shelf registration statement on Form F-3 with the U.S. Securities and Exchange Commission, registering the possible offer and sale from time to time of up to $50,000 of securities which Tower may elect to so offer and sell during the three years following the effective date of the registration statement. The registration form was declared effective in September 2010. As of December 31, 2010, $42,000 was available for future utilization.

NOTE 17          -   INFORMATION ON GEOGRAPHIC AREAS AND MAJOR CUSTOMERS

A.	Revenues by Geographic Area - as percentage of total sales

	Year ended December 31,
	2010	2009	2008
North America	69%	79%	77%
Israel	2	3	5
Asia Pacific	22	13	11
Europe	7	5	7
Total	100%	100%	100%

B.	Long-Lived Assets by Geographic Area - Substantially all of Tower’s long-lived assets are located in Israel and substantially all of Jazz's long-lived assets are located in the United States.

C.	Major Customers - as percentage of net accounts receivable balance

Accounts receivable from significant customers representing 10% or more of the net accounts receivable balance as of December 31, 2010 and 2009 consist of the following customers:

	As of December 31,
	2010	2009
Customer 1	16%	20%
Customer 2	10%	5%

TOWER SEMICONDUCTOR LTD. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(dollars in thousands, except share data and per share data)

NOTE 17          -   INFORMATION ON GEOGRAPHIC AREAS AND MAJOR CUSTOMERS (cont.)

D.	Major Customers - as percentage of total sales

	Year ended December 31,
	2010	2009	2008
Customer A	16%	17%	8%
Customer B	14	3	--
Customer C	9	11	17
Customer D	2	4	13
Other customers (*)	15	10	14

(*)
Represents sales to three different customers each of whom accounted for between 3% and 7% of sales during 2010; to two different customers each of whom accounted for between 3% and 7% of sales during 2009 and to two different customers each of whom accounted for between 5% and 9% of sales during 2008.

NOTE 18           -   FINANCING EXPENSES, NET

Financing expenses, net consist mainly of Israeli Banks’ loans expenses (see Note 11), and interest and other financing expenses in connection with debentures (see Note 12).

NOTE 19           -   INCOME TAXES

A.	Approved Enterprise Status

Substantially all of Tower’s existing facilities and other capital investments through December 31, 2005 have been granted approved enterprise status, as provided by the Investments Law and as a result of discussions held by Tower with the Investment Center to achieve satisfactory arrangements to approve a new expansion program since January 1, 2006, it has recently been notified by senior governmental officials that the Israeli Investment Center Committee has approved the Company’s program according to which Tower will receive up to NIS 150,000,000, related to investments in fixed assets entitled for grant. The Investment Center Committee approval is to be followed by an official approval certificate to be provided to Tower by the Israeli Investment Center. Such approval certificate will include the details and exact terms of the grants, see also Note 6C.

The tax benefits derived from approved enterprise status relate only to taxable income attributable to each approved enterprise investments program. Pursuant to the Investments Law and the approval certificates, Tower’s income attributable to its various approved enterprise investments is taxed at a rate of up to 25% through 2012. Taxable income attributable to the Fab 2 approved program shall be tax-exempt for the first two profitable years for tax purposes. The portion of Tower’s taxable income that is not attributable to approved enterprise investments is taxed at a rate of 25% in 2010 (“Regular Company Tax”).

TOWER SEMICONDUCTOR LTD. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(dollars in thousands, except share data and per share data)

NOTE 19          -   INCOME TAXES (cont.)

A.	Approved Enterprise Status (cont.)

In January 2011 an amendment to the Law for the Encouragement of Capital Investment-1959 (the “Law”) was published. The amendment is not expected to have an influence on the Company's results of operations.

The tax benefits are also conditioned upon fulfillment of the requirements stipulated by the Investments Law and the regulations promulgated thereunder, as well as the criteria set forth in the certificates of approval. In the event of a failure by Tower to comply with these conditions, the tax benefits could be canceled, in whole or in part, and Tower would be required to refund the amount of the canceled benefits, plus interest and certain inflation adjustments. In the Company’s opinion, Tower has been in compliance with the conditions through the approval date of the financial statements. See Note 6C.

B.	Income Tax provision is as follows:

	Year Ended
	December 31, 2010	December 31, 2009
Current tax expense:
Federal	$11,141	$4
State	31	43
Foreign	16	3
Total current	11,188	50
Deferred tax expense:
Federal	1,828	464
State	(186)	(5,536)
Total deferred	1,642	(5,072)
Income tax provision (benefit)	$12,830	$(5,022)

C.	Components of Deferred Tax Asset/Liability

The following is a summary of the components of the deferred tax benefit and liability reflected on the balance sheets as of the respective dates:

	As of December 31,
	2010	2009
Deferred tax benefit – current
Net operating loss carryforwards	$758	$1,737
Employees benefits and compensation	2,532	2,783
Accruals, reserves and others	2,620	3,691
	5,910	8,211
Valuation allowance	(1,182)	(1,034)
Total current deferred tax benefit	$4,728	$7,177

TOWER SEMICONDUCTOR LTD. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(dollars in thousands, except share data and per share data)

NOTE 19          -   INCOME TAXES (cont.)

C.	Components of Deferred Tax Asset/Liability (cont.)

	As of December 31,
	2010	2009
Net deferred tax benefit - long-term
Deferred tax assets -
Net operating loss carryforwards	$256,709	$242,421
Employees benefits and compensation	5,524	4,051
Research and development	1,769	1,523
	264,002	247,995
Valuation allowance	(220,306)	(201,853)
	43,696	46,142
Deferred tax liability - depreciation and amortization	(33,434)	(34,873)
Intangible assets	(14,495)	(15,915)
Investment basis difference	(2,916)	(2,922)
Others	(2,727)	(3,627)
Total net long-term deferred tax benefit	$(9,876)	$(11,195)

Deferred tax asset in the amounts of $4,728 and $7,177 as of December 31, 2010 and 2009, respectively are presented in other current assets.

Deferred tax liability in the amounts of $9,876 and $11,195 as of December 31, 2010 and 2009, respectively are presented in other long-term liabilities.

Jazz establishes a valuation allowance for deferred tax assets, when it is unable to conclude that it is more likely than not that such deferred tax assets will be realized. In making this determination Jazz evaluates both positive and negative evidence. The state deferred tax assets exceed the reversal of taxable temporary differences. Without other significant positive evidence, Jazz has determined that the state deferred tax assets are not more likely than not to be realized.

At December 31, 2010 and 2009 Jazz recorded a valuation allowance against its deferred tax assets in the amounts of $3,370 and $2,236, respectively.  Tower recorded a valuation allowance of $218,118 and $200,651 as of December 31, 2010 and 2009 to offset the related net deferred tax assets as Tower is unable to conclude that it is more likely than not that such deferred tax assets will be realized.

TOWER SEMICONDUCTOR LTD. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(dollars in thousands, except share data and per share data)

NOTE 19          -   INCOME TAXES (cont.)

C.	Components of Deferred Tax Asset/Liability (cont.)

A reconciliation of the beginning and ending amount of unrecognized tax benefits is as follows:

Unrecognized tax benefits
Balance at January 1, 2010	$10,929
Additions for tax positions of current year	4,937
Additions for tax positions of prior year	249
Reductions for tax positions of prior year	(1,207)
Balance at December 31, 2010	$14,908

Unrecognized tax benefits
Balance at January 1, 2009	$1,871
Additions for tax positions of prior year	9,641
Reductions for tax positions of prior year	(583)
Balance at December 31, 2009	$10,929

Jazz accounts for its uncertain tax provisions in accordance with ASC 740. Jazz’s policy is to recognize interest and penalties that would be assessed in relation to the settlement value of unrecognized tax benefits as a component of income tax expense. At December 31, 2010, Jazz had unrecognized tax benefits of $14,908. The amount of unrecognized tax benefit that, if recognized and realized, would affect the effective tax rate is $9,500 as of December 31, 2010

During the third quarter of 2010, Jazz liquidated its Chinese subsidiary and the Chinese taxing authorities completed a review of the historic income tax filings and accepted all the historic tax filings.  As such, Jazz has reversed the uncertain tax positions related to net operating losses that were abandoned when Jazz liquidated its Chinese subsidiary.  The $1,207 decrease in the gross unrecognized tax benefits in 2010 has been recorded as a “reduction for tax positions of prior year” in the tabular presentation above. The reduction did not have an impact on Jazz's effective tax rate.

During the fourth quarter of 2010, Jazz completed its tax analysis on how to account for the repurchase premium for tax purposes on its restructured notes. Jazz determined that due to the uncertainties regarding the timing of the deduction of the premium that a gross unrecognized tax position of approximately $4,900 was recorded in accordance with  ASC 740.

Jazz does not anticipate a significant increase or decrease in its uncertain tax benefits within the twelve months of the reporting date.

TOWER SEMICONDUCTOR LTD. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(dollars in thousands, except share data and per share data)

NOTE 19           -   INCOME TAXES (cont.)

D.	Effective Income Tax Rates

The reconciliation of the statutory tax rate to the effective tax rate is as follows:

	Year ended December 31,
	2010	2009	2008
Tax benefit computed at statutory rates	$3,590	$(32,886)	$(28,020)
Reduced tax rate for approved enterprise	2,118	7,228	7,410
Tax benefits for which deferred taxes were not recorded	17,467	23,617	23,955
State tax, net of federal benefit	(302)	(3,686)	197
Domestic Production Activities Deduction	(1,136)	--	--
In-process research and development	--	--	630
Permanent differences and other, net	(8,907)	705	(2,717)
Income tax provision (benefit)	$12,830	$(5,022)	$1,455

Jazz's effective tax rate for the year ended December 31, 2010 is lower than the statutory rate primarily due to the federal Domestic Production Activities Deduction.

E.	Net Operating Loss Carry forward

As of December 31, 2010, Tower had net operating loss carry forwards for tax purposes of approximately one billion USD which may be carried forward for an unlimited period of time.

At December 31, 2010, Jazz had state net operating loss carry forwards of approximately $120,900. The state tax loss carry forwards will begin to expire in 2016, unless previously utilized.

The future utilization of Jazz's net operating loss carry forwards to offset future taxable income is subject to an annual limitation as a result of ownership changes that have occurred.  Additional limitations could apply if ownership changes occur in the future. Jazz has had two “change in ownership” events that limit the utilization of net operating loss carry forwards. The first “change in ownership” event occurred in February 2007 upon the acquisition of Jazz Semiconductor. The second “change in ownership” event occurred on September 19, 2008, the date of the Merger with Tower. Jazz concluded that the net operating loss limitation for the change in ownership which occurred in September 2008 will be an annual utilization of $2,100 for the use in its tax return. Accordingly Jazz had at December 31, 2010 federal net operating loss carry forwards of approximately $39,000 that will begin to expire in 2021 unless previously utilized.

At December 31, 2010, Jazz had combined federal and state alternative minimum tax credits of $100. The alternative minimum tax credits do not expire.

TOWER SEMICONDUCTOR LTD. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(dollars in thousands, except share data and per share data)

NOTE 19           -   INCOME TAXES (cont.)

F.	Final Tax Assessments

Tower possesses final tax assessments through the year 1998. In addition, the tax assessments for the years 1999-2006 are deemed final.

Jazz and its subsidiaries are subject to U.S. federal income tax as well as income tax in multiple state and foreign jurisdictions. With few exceptions, Jazz is no longer subject to U.S. federal income tax examinations for years before 2007; state and local income tax examinations before 2006; and foreign income tax examinations before 2007. However, to the extent allowed by law, the tax authorities may have the right to examine prior periods where net operating losses were generated and carried forward, and make adjustments up to the amount of the net operating loss carry forward amount. Jazz is not currently under Internal Revenue Service (“IRS”), state or local tax examination.

NOTE 20           -   RELATED PARTIES BALANCES AND TRANSACTIONS

A.	Balances

	The nature of the relationships involved	As of December 31,
		2010	2009
Trade accounts receivable	Customers who are Primary Wafer Partners and a limited partnership	$--	$83
Long-term investment	Equity investment in a limited partnership	$234	$184
Trade accounts payable	Related parties of TIC	$33	$37
Current liabilities- Due to related parties	Mainly loans from Primary Wafer Partners	$32	$2,518
Debentures	Debenture Series B held by Primary Wafer Partners and TIC	$2,818	$6,318
Other long-term liabilities	Long term liability to a Primary Wafer Partner and Debenture Series B accrued interest related to Primary Wafer Partners and TIC	$772	$2,080

TOWER SEMICONDUCTOR LTD. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(dollars in thousands, except share data and per share data)

NOTE 20          -   RELATED PARTIES BALANCES AND TRANSACTIONS (cont.)

B.	Transactions

	Description of the transactions	Year Ended December 31,
		2010	2009	2008
Revenues	Mainly from customers who are Primary Wafer Partners	$200	$1,911	$31,314
Cost of revenues	Purchase of services and goods from related parties of TIC	$2,551	$1,118	$918
Financing expenses	Interest on loans received from Primary Wafer Partners and Series B held by Primary Wafer Partners and TIC	$161	$198	$1,543
General and Administrative expenses	Mainly directors fees and reimbursement to directors	$136	$131	$120
Other income (expense), net	Equity profit (loss) in a limited partnership	$51	$(23)	$(744)
Customers’ advance and other long-term liabilities - see Note 15A(4)	Customer’s advance conversion into long term loans by a Primary Wafer Partner	$--	$--	$1,738
Loans and liabilities	Loan repayment to a Primary Wafer Partner	$--	$3,000	$2,000

C.	For commitments, contingencies and other transaction relating to Fab 2 Wafer Partner and TIC agreements, see Note 15A.